Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SB-2
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

NaturalNano, Inc.
(Name of small business issuer in its charter)

Nevada	8731	87-0646435
(State or other jurisdiction of corporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

150 Lucius Gordon Drive, Suite 115
West Henrietta, New York 14586
(585) 214-8005
(Address and telephone number of registrant’s principal executive offices)

Michael D. Riedlinger
President
150 Lucius Gordon Drive, Suite 115
West Henrietta, New York 14586
Ph. (585) 214-8005
Fax: (585) 214-8182
(Name, address and telephone number of agent for service)

Copy of all communications to:

William E. Kelly, Esq.
Nixon Peabody LLP
100 Summer Street
Boston, Massachusetts 02110
Ph. (617) 345-1195
Fax: (866) 743-4899

Approximate date of commencement of proposed sale to the public: as soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box: ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Amount To Be Registered (1)	Proposed Maximum Offering Price Per Share (2)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee (3)
Common Stock, $0.001 par value	43,342,446	$1.825	$79,099,963.95	$8,463.70

(1)
This Registration Statement shall also cover any additional shares of Common Stock which become issuable by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of the outstanding shares of Common Stock of the Registrant.

(2)
Computed in accordance with Rules 457(c) under the Securities Act of 1933 (the “Securities Act”), solely for the purpose of calculating the registration fee, and based on the average of the high and low bid prices of the Common Stock of the Registrant as reported on March 31, 2006 on the NASDAQ OTC Bulletin Board.

(3)	Computed in accordance with Section 6(b) under the Securities Act, solely for the purpose of calculating the registration fee.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

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The information in this prospectus is not complete and may be changed without notice. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we and the selling stockholders are not soliciting offers to buy these securities, in any state where the offer or sale of these securities is not permitted.

Subject to completion, dated April 5, 2006

PROSPECTUS

43,342,446 SHARES

NATURALNANO, INC.

COMMON STOCK

This prospectus relates to the offer of up to 43,342,446 shares of the common stock of NaturalNano, Inc. by 73 selling stockholders.

The selling stockholders may sell their shares at fixed prices, prevailing market prices at the time of sale, varying prices determined at the time of sale or at negotiated prices. Up to 10,500,000 of the shares of our common stock covered by this prospectus may be issued from time to time pursuant to a stock purchase agreement between us and SBI Brightline XIII, LLC (“SBI”), as further described in this prospectus. We will receive consideration from SBI in connection with our issuance of the shares as provided in such agreements, but we will not receive any of the proceeds from the resale of such shares by SBI. Additionally, up to 4,500,000 shares of common stock covered by this prospectus may be issued from time to time pursuant to warrants issued on March 31, 2005 to SBI USA, LLC. We will receive consideration from SBI USA, LLC upon exercise of these warrants but we will not receive any of the proceeds from the resale of such shares by SBI USA, LLC. Up to 1,000,000 of the shares covered by this prospectus may be issued from time to time pursuant to a stock option held by our largest stockholder, Technology Innovations LLC (“TI”). We will receive consideration from TI upon the exercise of these stock options but we will not receive any of the proceeds from the resale of such shares by TI. An additional 27,342,446 shares of our common stock issued to 70 other stockholders are also covered by this prospectus and registration statement. We will not receive any proceeds from the resale of these shares by any of these selling stockholders.

Our common stock trades on the over-the-counter market under the symbol “NNAN.” The last reported sales price for our common stock on March 31, 2006 was $1.82 per share.

Investment in the common stock offered by this prospectus involves a high degree of risk. You may lose your entire investment. Consider carefully the “risk factors” beginning on page 6 of this prospectus before investing.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. It is illegal for anyone to tell you otherwise.

The date of this prospectus is                    , 2006.

You should rely only on the information contained in this prospectus. We have not, and the selling stockholders have not, authorized anyone to provide you with different information. If anyone provides you with different information, you should not rely on it. We are not, and the selling stockholders are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

PROSPECTUS SUMMARY

This summary is not complete and does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including the more detailed information regarding our company, the risks of purchasing our common stock discussed under “risk factors,” and our financial statements and the accompanying notes.

NaturalNano, Inc.

NaturalNano is an early-stage research and development company focusing in the area of nanotechnology, specifically focusing on naturally occurring nanoscale materials. Our strategy is to patent these processes and application technologies and license the associated patents to relevant industries including: polymers, plastics and composites, cosmetics and personal care products and medical and pharmaceutical device additives and coatings. We incorporated on December 22, 2004 and began our current line of business on November 29, 2005. From that date through our fiscal year ended December 31, 2005, we have had no material revenues from operations and have incurred cumulative net losses of $2,652,492. We have relied entirely on sales of our securities and related party advances to fund our operations.

The Offering

Securities Offered by SBI
Up to 10,500,000 shares of our common stock that may be acquired by SBI Brightline XIII, LLC pursuant to the stock purchase agreement between SBI and NaturalNano Inc.

Up to 4,500,000 shares of our common stock that may be acquired by SBI USA, LLC pursuant to a stock warrant grant issued by NaturalNano, Inc. to SBI USA, LLC on March 31, 2005.

Other Securities
Up to 1,000,000 shares of our common stock that may be acquired by our majority stockholder, Technology Innovations, LLC pursuant to a stock option grant.

Up to 27,342,446 shares of our common stock that were issued to 70 common stockholders.

Use of Proceeds
We will not receive any proceeds from the resale of shares by any of the selling stockholders listed in this offering.

We will receive proceeds pursuant to the sale of shares to SBI and the exercise of options and warrants from certain selling stockholders included in this offering. We expect to use any proceeds we receive for working capital and for other general corporate purposes, including research and product development.

Risk Factors	An investment in our common stock involves a high degree of risk and could result in a loss of your entire investment.

OTC Symbol	NNAN

Executive Offices

Our executive offices are located at 150 Lucius Gordon Drive, Suite 115, West Henrietta, New York 14586. Our telephone number is (585) 214-8005 and our website is: www.naturalnano.com. The information on our website is not part of this prospectus.

SUMMARY HISTORICAL FINANCIAL INFORMATION

The following table presents summarized financial information as of and for the fiscal year ended December 31, 2005 and from inception (December 22, 2004) through December 31, 2005 and 2004. The information is extracted from the consolidated financial statements presented elsewhere in this prospectus and in previous filings and should be read in conjunction therewith.

NaturalNano, Inc.
(A Development Stage Company)

CONSOLIDATED STATEMENT OF OPERATIONS

	For the twelve months ending December 31, 2005	From inception December 22, 2004 through December 31, 2004	From inception December 22, 2004 through December 31, 2005

Income:

Sample revenue	$500		$500

Operating expenses:

Research and development (a)	565,254	$5,000	570,254
General and administrative (b)	2,184,537	2,336	2,186,873
	2,749,791	7,336	2,757,127

Loss from Operations	(2,749,291)	(7,336)	(2,756,627)

Other income:
Interest income, net	14,135		14,135
Investment income	90,000		90,000
	104,135		104,135

Net loss	$(2,645,156)	$(7,336)	$(2,652,492)

Loss per common share - basic and diluted (c)	$(0.03)	$(0.00)

Weighted average shares outstanding (c)	101,575,332	20,000,000

(a)	Research and development expense includes options issued as stock-based compensation of $73,652.
(b)	General and administrative expense includes options issued as stock-based compensation of $133,646.
(c)	Retroactively adjusted to reflect the two-for-one stock split effective February 8, 2006.

NOTE REGARDING STOCK SPLIT

On February 8, 2006 we effected a two-for-one stock split. All references in this prospectus to the number of shares of our Common Stock and to related per-share prices (including references to periods prior to the effective date of the stock split) reflect this stock split.

RISK FACTORS

You should carefully consider, among other potential risks, the following risk factors as well as all other information set forth or referred to in this Report before purchasing shares of our common stock. Investing in our common stock involves a high degree of risk. If any of the following events or outcomes actually occurs, our business operating results and financial condition would likely suffer. As a result, the trading price of our common stock could decline, and you may lose all or part of the money you paid to purchase our common stock.

Risks Related to our Business

NaturalNano Inc. is a new business with a limited operating history having no material revenues to date and therefore a high risk of potential business failure unless we can overcome the many obstacles inherent to a development stage business.

We are a development stage company with limited prior business operations. Our business focus is currently directed at the development and technical evaluation of commercial opportunities for certain naturally occurring nanoscale materials. Because of our limited operating history, you may not have adequate information on which you can base an evaluation of our business and prospects. To date, our efforts have been devoted primarily to the following:

•	organizational activities;

•	developing a business plan;

•	obtaining funding;

•	aggressively patenting our intellectual property;

•	licensing technology relevant to our business model;

•	establishing strategic research partners;

•	conducting technical product research on processing alternatives; and

•	marketing to identified industry leaders.

As an investor, you should be aware of the difficulties, delays and expenses normally encountered by an enterprise in its development stage, many of which are beyond our control, including unanticipated research and development expenses, employment costs, and administrative expenses. We cannot assure our investors that our proposed business plans as described in this prospectus will materialize or prove successful, or that we will be able to finalize development of our products or operate profitably.

From our inception in December 2004 through December 31, 2005, we have incurred cumulative losses of $2,652,492. We cannot assure you that we will achieve profitability in the immediate future or at any time. If we do not achieve profitability, you could lose your investment. As a result of the start-up nature of our business, we expected to sustain substantial operating expenses before generating significant revenues.

In order to establish ourselves, we are dependent on continued funding and the successful development and marketing of our products. You should be aware of the increased risks, uncertainties, difficulties and expenses we face as a research and development company and that an investment in our common stock may become worthless if our business fails.

If we cannot achieve commercial application of our nanoscale materials, we may not achieve profitability.

We must develop commercial applications for halloysite nanotubes, which we intend to do primarily by collaborating with market leaders in each potential field of use. If we fail to establish such collaborative relationships or if we are unable to develop sufficiently attractive commercial uses for our nanoscale materials or if we are unable to produce these materials at a competitive cost, we may not achieve profitability.

We may not be able to manage our growth effectively, which could adversely affect our operations and financial performance.

The ability to manage and operate our business as we execute our development and growth strategy will require effective planning. Significant rapid growth could strain our internal resources and could adversely affect our financial performance. We expect that our efforts to grow will place a significant strain on our personnel, management systems, infrastructure and other resources. Our ability to manage future growth effectively will also require us to successfully attract, train, motivate, retain and manage new employees and continue to update and improve our operational, financial and management controls and procedures. If we do not manage our growth effectively, our operations could be adversely affected, resulting in slower growth and a failure to achieve or sustain profitability.

We may not be able to fully protect our proprietary rights and we may infringe the proprietary rights of others which could result in costly litigation.

Our future success depends significantly on our ability to protect and preserve the proprietary rights related to our technology and resulting products. We have the rights to twenty issued or pending patents relating to processes and technologies and expect to continually invest in the growth of our intellectual property portfolio through in-house development and through third party licensing and joint venture research. We cannot assure you that we will be able to prevent third parties from using our intellectual property rights and technology without our authorization. The Company intends to pursue aggressively all efforts to obtain patent protection for our technology. The Company also relies on trade secrets, common law trademark rights and trademark registrations, as well as confidentiality and work for hire, development, assignment and license agreements with employees, consultants, third party developers, licensees and customers. Our protective measures for these intangible assets afford only limited protection and may be flawed or inadequate.

Policing unauthorized use of our technology is difficult, and some foreign laws do not provide the same level of protection as U.S. laws. Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or patents that we may obtain, or to determine the validity and scope of the proprietary rights of others. Such litigation could result in substantial costs and diversion of resources and have a material adverse effect on our future operating results.

In recent years, there has been significant litigation in the United States involving patents and other intellectual property rights. In particular, there has been an increase in the filing of suits alleging infringement of intellectual property rights, which pressure defendants into entering settlement arrangements quickly to dispose of such suits, regardless of their merits. Other companies or individuals may allege that we infringe on their intellectual property rights. Litigation, particularly in the area of intellectual property rights, is costly and the outcome is inherently uncertain. In the event of an adverse result, we could be liable for substantial damages and we may be forced to discontinue our use of the subject matter in question or obtain a license to use those rights or develop non-infringing alternatives. Any of these results would increase our cash expenditures, adversely affecting our financial condition.

We may not have opportunities to enter into additional strategic partnerships for the commercialization of our technologies which could have a severe negative impact on our ability to market our products.

Leveraging strategic partnerships is vital to the success of our business plan. These relationships help us to validate and expand our technology, develop extraction and separation processes, offer insight into additional application opportunities and develop future sales channels. We intend to continue our development of these strategic partnerships with research teams at leading industry manufacturers, suppliers and universities worldwide in order to develop the manufacturing and marketing efforts that will be required to commercialize our products. If we are unable to enter into any new partnerships in the future, we may be unable to complete the commercialization of our products as effectively as we currently envision.

If we fail to keep up with changes affecting our technology and the markets that we will ultimately service, we will become less competitive, adversely affecting future financial performance.

In order to remain competitive and serve our customers effectively, we must respond on a timely and cost-efficient basis to changes in technology, industry standards, procedures and customer preferences. We need to continuously develop new technology, products and services to address new developments. In some cases these changes may be significant and the cost to comply with these changes may be substantial. We cannot assure you that we will be able to adapt to any changes in the future or that we will have the financial resources to keep up with changes in the marketplace. Also, the cost of adapting our technology, products and services may have a material and adverse effect on our operating results.

The industry in which we operate is highly competitive and has relatively low barriers to entry. Increased competition could result in margin erosion, which would make profitability even more difficult to achieve and sustain.

We expect that our future product offerings will provide new capabilities and anticipates superior performance compared to existing materials. However, many of our current and prospective competitors are larger and have greater financial resources, which could create significant competitive advantages for those companies. Our future success depends on our ability to compete effectively with other manufacturers of material additives that may have internal development programs. As a result, we may have difficulty competing with larger, established competitor companies. Generally, these competitors have:

•	substantially greater financial, technical and marketing resources;

•	larger customer bases;

•	better name recognition; and

•	potentially more expansive product offerings.

Many existing and potential competitors have greater financial resources and are likely to command a larger market share, which may enable them to establish a stronger competitive position than we have, in part through greater marketing opportunities. If we fail to address competitive developments quickly and effectively, we may not be able to remain a viable entity.

Our business could be negatively affected by any adverse economic developments in the advanced materials industry and/or the economy in general.

We depend on the demand for the application of our technology and nanoscale materials and our business is susceptible to downturns in the advanced materials industry and the economy in general. Any significant downturn in the market or in general economic conditions would likely hurt our business.

Being a public company increases the administrative costs, which could result in lower net income, and make it more difficult for us to attract and retain key personnel.

As a public company, we expect to incur significant legal, accounting and other expenses a private company would not incur. The Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the SEC, has required changes in corporate governance practices of public companies. We expect that these new rules and regulations will increase our legal and financial compliance costs and make some activities more time consuming. These new rules and regulations could also make it more difficult for us to attract and retain qualified executive officers and qualified members of our Board of Directors, particularly to serve on our audit committee.

Our future success depends on retaining our existing key employees and hiring and assimilating new key employees. The loss of key employees or the inability to attract new key employees could limit our ability to execute our growth strategy, resulting in lost sales and a slower rate of growth.

Our success depends in part on our ability to retain key employees including our executive officers. Although we have certain employment agreements in effect with our executives, each executive can terminate his or her agreement generally with 90 days notice. It would be difficult for us to replace any one of these individuals. In addition, as we grow we may need to hire additional key personnel. We may not be able to identify and attract high quality employees or successfully assimilate new employees into our existing management structure.

Because two of our directors are equity owners and managers of Technology Innovations LLC, our majority shareholder, there may be conflicts of interest.

Michael L. Weiner, the Chairman of our Board of Directors, is the Manager and a 42.74% beneficial equity member of Technology Innovations LLC, (“TI”) a company engaged in the business of identifying and acquiring intellectual property for investment and exploitation and our controlling shareholder. Mr. Weiner and Ross Kenzie, also a director of NaturalNano, are on the TI Board of Members. TI and its members own 53.6% of our outstanding common stock. In addition, NaturalNano and TI have entered into a licensing agreement relating to the worldwide exclusive rights of various patent applications and provisional patents that are owned by Technology Innovations. Further, Mr. Weiner is on the board of Nanolution, LLC, a wholly owned subsidiary of Biophan Technologies, Inc., an entity with which we have entered into a joint research agreement.

Because of the nature of our business and the business of these other entities, the relationships of Messrs. Weiner and Kenzie with these other entities may give rise to conflicts of interest with respect to certain matters affecting us. All potential conflicts may not be resolved in a manner that is favorable to us. We believe it is impossible to predict the precise circumstances under which future potential conflicts may arise and therefore intend to address potential conflicts on a case-by-case basis. Under Nevada law, directors have a fiduciary duty to act in good faith and with a view to the interests of the corporation.

Risks Related to Our Common Stock

We have a history of operating losses and expect to report future losses that may cause our stock price to decline.

For the operating period since inception (December 22, 2004) through December 31, 2005, we have incurred a net cumulative loss of $2,652,492. We expect to continue to incur losses as we spend additional capital to develop and market our technologies and establish our infrastructure and organization to support anticipated operations. We cannot be certain whether we will ever earn a significant amount of revenues or profit, or, if we do, that we will be able to continue earning such revenues or profit. Also, any economic weakness or global recession may limit our ability to develop and ultimately market our technologies. Any of these factors could cause our stock price to decline and result in you losing a portion or all of your investment.

Our research and development efforts may not result in commercially viable products which could result in a decline of our stock price and a loss of your investment.

Our technologies are in the development stage. Further research and development efforts will be required to develop these technologies to the point where they can be incorporated into commercially viable or saleable products. We have set forth in this prospectus our proposed research and development program as it is currently conceived. We cannot assure you, however, that this program will be accomplished in the order or in the time frame set forth. We reserve the right to modify the research and development program. We may not succeed in developing commercially viable products from our technologies. If we are not successful in developing commercially viable products or if such products become obsolete, our ability to generate revenues from our technologies will be severely limited. This would result in the loss of all or part of your investment.

We may not be able to develop a market for our technology which would likely cause our stock price to decline.

The demand and price for our technology will be based upon the existence of markets for the technology and related products and the markets for products of others which may utilize our technology. The extent to which we may gain share in our intended markets will depend, in part, upon the cost effectiveness and performance of our technology and products when compared to alternative technologies, which may be more conventional or heretofore unknown. If the technology or products of other companies provide more cost-effective alternatives or otherwise outperform our technology or products, the demand for our technology or products may be adversely affected. Our success will be dependent upon market acceptance of our technology and related products. The failure of our technology to achieve and maintain meaningful levels of market acceptance would materially and adversely affect our business, financial condition, results of operations and market penetration. This would likely cause our stock price to decline.

We may need to raise additional capital. If we are unable to raise necessary additional capital, our business may fail or our operating results and our stock price may be materially adversely affected.

Because we are a development stage company and have no material revenues, we need to secure on-going funding. The funds that we raise by selling stock to SBI under the stock purchase agreement, referred to herein, may not be sufficient to carry out all of the plans described in this prospectus or to fund our operating losses until we are able to generate enough revenues to sustain our business. If we are unable to obtain adequate funding, we may not be able to successfully develop and market our products and our business will most likely fail. We do not have commitments for additional financing. To secure additional financing, we may need to borrow money or sell more securities, which may reduce the value of the securities to be sold by the selling stockholders in this offering. Under these circumstances, we may be unable to secure additional financing on favorable terms or at all.

Selling additional stock, either privately or publicly, would dilute the equity interests of our stockholders. If we borrow more money, we will have to pay interest and may also have to agree to restrictions that limit our operating flexibility. If we are unable to obtain adequate financing, we may have to curtail business operations which would have a material negative effect on operating results and most likely result in a lower stock price.

Future sales of shares of our common stock may decrease the price for such shares.

On November 29, 2006, the one-year holding period requirement under Rule 144 expires on the common stock issued to former shareholders of NN Research in connection with the Merger, unless we achieve registration of part or all of those shares before this date. As a result, a large number of shares of our common stock will be eligible for resale on the open market at that time, many without any restrictions as to size or frequency of such sales. Actual sales or the prospect of sales by our shareholders may have a negative effect on the market price of the shares of our common stock.

We intend to register certain shares of our common stock that are subject to outstanding warrants and have registered the common stock shares associated with the 2005 Incentive Stock Option Plan. Once shares are registered, they can be freely sold in the public market upon exercise of the warrants or options. If any of our shareholders either individually or in the aggregate cause a large number of securities to be sold in the public market, or if the market perceives that these holders intend to sell a large number of securities, such sales or anticipated sales could result in a substantial reduction in the trading price of shares of our common stock and could also impede our ability to raise future capital. Sales of a substantial number of shares of our common stock in the public markets or the perception that these sales may occur, could cause the market price of our common stock to decline and could materially impair our ability to raise capital through the sale of additional equity securities.

Our common stock has experienced in the past, and is expected to experience in the future, significant price and volume volatility, which substantially increases the risk that you may not be able to sell your shares at or above the price that you pay for the shares.

Because of a limited trading market and the possibility of price volatility of our common stock, you may not be able to sell your shares of common stock when you desire to do so. During the period since November 29, 2005, and through March 31, 2006, our common stock was sold and purchased at prices that ranged (at prices adjusted for the two-for-one stock split) from a high of $2.50 to a low of $0.55 per share. During this same period, the daily average reported trading volume of our common stock was approximately 33,240 shares. There can be no assurance that the trading price of our common stock will remain at recent levels. The inability to sell your shares in a rapidly declining market may substantially increase your risk of loss because of such illiquidity and because the price for our common stock may suffer greater declines because of its price volatility.

The price of our common stock that will prevail in the market after this offering may be higher or lower than the price you pay. Certain factors, some of which are beyond our control, that may cause our share price to fluctuate significantly include, but are not limited to, the following:

•	variations in our quarterly operating results;

•	our ability to complete the research and development of our technologies;

•	the development of a future market for our products;

•	changes in market valuations of similar companies;

•	announcement by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	additions or departures of key personnel; and

•	fluctuations in stock market price and volume.

Additionally, in recent years the stock market in general, and the Over-the-Counter Bulletin Board and technology stocks in particular, have experienced extreme price and volume fluctuations. In some cases, these fluctuations are unrelated or disproportionate to the operating performance of the underlying company. These market and industry factors may materially and adversely affect our stock price, regardless of our operating performance.

Since November 29, 2005, there have been periods of notable increases in trading volume of our common stock during which the price of our stock has both increased and decreased. The historical trading of our common stock is not necessarily an indicator of how it will trade in the future and our trading price as of the date of this prospectus is not necessarily an indicator of what the trading price of our common stock might be in the future.

In the past, class action litigation has often been brought against companies following periods of volatility in the market price of those companies' common stock. If we become involved in this type of litigation in the future, it could result in substantial costs and diversion of management attention and resources, which could have a further negative effect on your investment in our stock.

The sale of shares by the selling stockholders as contemplated by this prospectus may encourage short selling and have an adverse impact on the market price of our common stock, and the sale to SBI of shares under the stock purchase agreement will result in dilution to our existing stockholders.

The resale by the selling stockholders of our common stock as contemplated by this prospectus will increase the number of our publicly traded shares, which could depress the market price of our common stock. Moreover, the mere prospect of resales by the selling stockholders as contemplated by this prospectus could depress the market price for our common stock. The issuance of shares to SBI under the stock purchase agreement will dilute the equity interest of existing stockholders and could have an adverse effect on the market price of our common stock.

The perceived risk of dilution may cause our stockholders to sell their shares, which would contribute to a decline in the price of our common stock. Moreover, the perceived risk of dilution and the resulting downward pressure on our stock price could encourage investors to engage in short sales of our common stock. By increasing the number of shares offered for sale, material amounts of short selling could further contribute to progressive price declines in our common stock.

The trading price of our common stock during the several week period leading up to March 31, 2006 was generally greater than the average price per share for shares that would be sold under our stock purchase agreement with SBI. The closing price of our common stock on March 31, 2006 was $1.82 per share compared to an average purchase price of $1.476 per share covered by the SBI stock purchase agreement. If we sell shares to SBI at prices less than the current trading price of our common stock , SBI may have an incentive to immediately resell such shares in the market which may, in turn, cause the trading price of our common stock to decline. Also, if we do not sell the shares covered by the later tranches under the stock purchase agreement, it could adversely affect the trading price of our common stock because the earlier tranches have a purchase price per share that is lower than the trading price of our common stock at the time we entered into the stock purchase agreement.

Our issuance of common stock at a price below prevailing trading prices at the time of issuance may cause our stock price to decline.

We issued 20,939,200 shares of common stock upon the conversion of all outstanding convertible bridge notes on November 29, 2005 at a conversion price of $0.20 per share. The per share conversion price of $0.20 was the estimated fair market value of our common stock on the date this convertible debt was issued, as determined by our Board of Directors. The closing market price per share on November 29, 2005, adjusted for the stock split, was $0.625 per share.

As of March 31, 2006 we had an aggregate of 9,410,000 options and 4,500,000 warrants outstanding having a weighted average exercise price of $0.05 and $0.115 per share, respectively. These options and warrants, as well as other options and warrants that we issue in the future, may also result in shares being issued for consideration that is less than the trading price of our common stock at the time the shares are issued. Also, the trading price of our common stock on the dates that we sell shares to SBI under our current stock purchase agreement with SBI may be more than the purchase price per share for the shares that we sell to SBI on such dates. We may also issue shares in the future at a discount to the trading price of our common stock under other circumstances. Any such below market issuances, or the potential for such issuances, could cause our stock price to decline.

Shares of our common stock may be subject to price illiquidity and volatility because our shares may continue to be thinly traded and may never become eligible for trading on NASDAQ or a national securities exchange.

Although a trading market for our common stock exists, the trading volume has not been significant and an active trading market for our common stock may never develop. There currently is no analyst coverage of our business. Relatively few shares of our common stock are currently freely tradable and the volume of shares in our public “float” will continue to be limited due to resale restrictions under applicable securities laws on shares issued to the former shareholders of NaturalNano and the fact that significant portions of our outstanding shares are held by our officers, directors or major shareholders. As a result of the thin trading market for our common stock and the lack of analyst coverage, the market price for our shares may continue to fluctuate significantly and will likely be more volatile than the stock market as a whole. There may be a limited demand for shares of our common stock due to the reluctance or inability of certain investors to buy stocks quoted for trading on the OTC Bulletin Board (OTCBB), lack of analyst coverage of our common stock, and a negative perception by investors of stocks traded on the OTCBB. As a result, even if prices appear favorable, there may not be sufficient demand in order to complete a shareholder’s sell order. Without an active public trading market or broader public ownership, shares of our common stock are likely to be less liquid than the stock of most public companies, and any of our shareholders who attempt to sell their shares in any significant volumes may not be able to do so at all, or without depressing the publicly quoted bid prices for our shares.

While we may at some point be able to meet the requirements necessary for our common stock to be listed on one of the NASDAQ stock markets or on a national securities exchange, we cannot assure you that we will ever achieve a listing of our common stock on NASDAQ or on a national securities exchange. Initial listing on one of the NASDAQ markets or one of the national securities exchanges is subject to a variety of requirements, including minimum trading price and minimum public “float” requirements, and could also be affected by the general skepticism of such markets concerning companies that are the result of mergers with inactive publicly-held companies. There are also continuing eligibility requirements for companies listed on public trading markets. If we are unable to satisfy the initial or continuing eligibility requirements of any such market, then our stock may not be listed or could be delisted. This could result in a lower trading price for our common stock and may limit your ability to sell your shares, any of which could result in you losing some or all of your investments.

The so-called "penny stock rule" could make it cumbersome for brokers and dealers to trade in our common stock, making the market for our common stock less liquid which could cause the price of our stock to decline.

Trading of our common stock on the OTC Bulletin Board may be subject to certain provisions of the Securities Exchange Act of 1934, commonly referred to as the "penny stock" rule. A penny stock is generally defined to be any equity security that has a market price less than $5.00 per share, subject to certain exceptions. If our stock is deemed to be a penny stock, trading in our stock will be subject to additional sales practice requirements on broker-dealers.

These may require a broker-dealer to:

•	make a special suitability determination for purchasers of our shares;

•	receive the purchaser's written consent to the transaction prior to the purchase; and

•	deliver to a prospective purchaser of our stock, prior to the first transaction, a risk disclosure document relating to the penny stock market.

Consequently, penny stock rules may restrict the ability of broker-dealers to trade and/or maintain a market in our common stock. Also, prospective investors may not want to get involved with the additional administrative requirements, which may have a material adverse effect on the trading of our shares.

A recapitalization through a reverse merger transaction is often heavily scrutinized by the SEC and we may encounter difficulties or delays in obtaining future regulatory approvals.

Historically, the SEC and NASD have not generally favored transactions in which a privately-held company merges into a largely inactive company with publicly traded stock. Therefore, there is a significant risk that we may encounter difficulties in obtaining the regulatory approvals necessary to conduct future financing or acquisition transactions, or to eventually achieve a listing of shares on one of the NASDAQ stock markets or on national securities exchange. On June 29, 2005, the SEC adopted rules dealing with private company mergers into dormant or inactive public companies. As a result, it is likely that we will be scrutinized carefully by the SEC and possibly by the National Association of Securities Dealers or NASDAQ, which could result in difficulties or delays in achieving SEC clearance of any future registration statements or other SEC filings that we may pursue, in attracting NASD-member broker-dealers to serve as market-makers in our stock, or in achieving admission to one of the NASDAQ stock markets or any other national securities market. As a consequence, our financial condition and the value and liquidity of your shares may be negatively impacted.

We do not anticipate paying dividends in the foreseeable future. This could make our stock less attractive to potential investors.

We anticipate that we will retain all future earnings and other cash resources for the future operation and development of our business and we do not intend to declare or pay any cash dividends in the foreseeable future. Any future payment of cash dividends will be at the discretion of our Board of Directors after taking into account many factors, including our operating results, financial condition and capital requirements. Corporations that pay dividends may be viewed as a better investment than corporations that do not.

The authorization and issuance of preferred stock may prevent or discourage a change in our management.

Our amended Articles of Incorporation authorize the Board of Directors to issue up to 10,000,000 shares of preferred stock without stockholder approval. Such shares will have terms, conditions, rights, preferences and designations as the Board may determine. The rights of the holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of discouraging a person from acquiring a majority of our outstanding common stock.

It may be difficult for a third party to acquire us, and this could depress our stock price.

Nevada corporate law includes provisions that could delay, defer or prevent a change in control of our company or our management. These provisions could discourage information contests and make it more difficult for you and other stockholders to elect directors and take other corporate actions. As a result, these provisions could limit the price that investors are willing to pay in the future for shares of our common stock. For example:

(i)
without prior stockholder approval, the Board of Directors has the authority to issue one or more classes of preferred stock with rights senior to those of common stock and to determine the rights, privileges and inference of that preferred stock;

(ii)	there is no cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates; and

(iii)	stockholders cannot call a special meeting of stockholders.

Special Note Regarding Forward-Looking Statements

This prospectus contains forward-looking statements that involve risks and uncertainties. These include statements about our expectations, plans, objectives, assumptions or future events. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “estimate,” “plans,” “potential,” “projects,” “continuing,” “ongoing,” “expects,” “management believes,” “we believe,” “we intend” and similar expressions. These statements involve estimates, assumptions and uncertainties that could cause actual results to differ materially from those expressed for the reasons described in this prospectus. You should not place undue reliance on these forward-looking statements.

You should be aware that our actual results could differ materially from those contained in the forward-looking statements due to a number of factors such as:

•	continued development of our technology;

•	dependence on key personnel;

•	competitive factors;

•	the operation of our business; and

•	general economic conditions.

The forward-looking statements speak only as of the date on which they are made, and, except to the extent required by federal securities laws, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

USE OF PROCEEDS

We will not receive any proceeds from the sale by the selling stockholders for the shares registered in this offering. However, we did receive proceeds, from the issuance in private placement transactions, of certain of the shares being offered by the selling stockholders and we will receive the proceeds from the sale of shares to SBI and exercise of certain options and warrants from stockholders included in this offering should such transactions occur. Specifically, we issued 20,939,200 shares of Common Stock on November 29, 2005 to 59 individuals holding Convertible Bridge notes at a price of $0.20 per share for an aggregate consideration of $4,156,000. If we issue the entire 10,500,000 shares of Common Stock to SBI Brightline XIII, LLC, pursuant to the March 30, 2006 agreement, we will receive $15,500,000 in consideration yielding a weighted average price of $1.476 per share. If SBI USA, LLC elects to exercise the warrant issued on March 31, 2005, we will receive an additional $517,500 in consideration. We will receive up to $50,000 in consideration if Technology Innovations, LLC elects to exercise their outstanding options. We expect to use any such proceeds that may result from the described transactions for working capital and for other general corporate purposes, including expansion of our internal research and product development activities, possible acquisition of complementary intellectual property and the proactive protection and enforcement of our intellectual property rights.

NATURE OF TRADING MARKET

Our common stock is listed on the OTC Bulletin Board under the symbol NNAN. Because our shares had traded only on a limited and sporadic basis prior to the Merger completed on November 29, 2005, there is no meaningful history of reported trades in the public market before that date and we therefore have not included a price history of our trades prior to November 29, 2005. During the period from November 29, 2005 through December 31, 2005, the high and low share price, on a split adjusted basis, has ranged from $1.07 to $0.55, respectively. These quotations reflect inter-dealer prices, without mark-up, mark-down or commission, and may not represent actual transactions.

Prior to the Merger, our stock was listed on the OTC Bulletin Board under the symbol “CTTM.”

As of March 31, 2006, we had 121,474,740 shares of our common stock outstanding which were held by approximately 186 shareholders of record.

DIVIDEND POLICY

We have never paid cash dividends and have no plans to do so in the foreseeable future. Our future dividend policy will be determined by our Board of Directors and will depend upon a number of factors, including our financial condition and performance, our cash needs and expansion plans, income tax consequences, and the restrictions that applicable laws and our credit arrangements then impose.

CAPITALIZATION

Our capitalization as of December 31, 2005 is presented below. These amounts do not reflect the issuance to SBI of any shares covered by this prospectus that may be sold by us to SBI under the stock purchase agreement.

You should read this information in conjunction with our financial statements and the accompanying notes, and the other financial information appearing elsewhere in this prospectus.

As of December 31, 2005:

Stockholders’ equity :
Preferred stock, $.001 par value, Authorized, 10,000,000 shares, no shares issued Common stock, $.001 par value Authorized, 200,000,000 shares Issued and outstanding, 121,074,740 shares	$121,075

Additional paid-in capital	4,829,563

Accumulated deficit	(2,652,492)

TOTAL STOCKHOLDERS EQUITY	$2,298,146

PLAN OF OPERATION

General

The Company is a development stage company and is expected to remain so for at least the next twelve to twenty four months. Our primary mission is to develop and exploit technologies in the area of nanotechnology, specifically focusing on naturally occurring nanoscale materials. Our strategy focus is to patent these processes and application technologies and license the associated patents to relevant industries including: polymers, plastics and composites, cosmetics and personal care products and medical and pharmaceutical device additives and coatings.

Our researchers have identified more than 200 applications within these industries as potential development opportunities which are subject to pending patents and issued patents under licensing agreements. The Company’s near-term goal is focused on core technology development and application processes utilizing halloysite nanotubes. We expect to identify and develop other naturally occurring nanoscale materials in future research programs.

Projected Milestones for the Period through March 2007

We will focus on the following operational objectives and milestones during the next twelve months:

1.	Intellectual Property Asset Development
a.	Continue patent applications for separation and application technologies for naturally occurring nanomaterials
b.	License-in complementary technologies from third parties

2.	Halloysite nanotube processing technology
a.	Continue evaluation of processing alternatives for commercial scale
b.	Create designs for pilot processing system

3.	Sample material availability
a.	Ship samples to third parties for evaluation and for research purposes

4.	Engage with research organizations to reduce patent-pending and licensed IP to practice in the following categories:
a.	Separation and classification of halloysite nanotubes
b.	Additives for composite plastics and polymers
c.	Cosmeceutical applications
d.	Electronics applications

5.	Establish strategic partners and enter into joint development relationships with the intent to license our technology

Patents and Intellectual Property

The Company’s intellectual property portfolio currently contains the rights to twenty issued and pending patents including several exclusively licensed within defined fields of use. Included in this total are four pending applications under license from the Company’s majority shareholder Technology Innovations, LLC. Over 200 applications for halloysite have been identified to date and are potential opportunities for our intellectual property development. As research and development continues, NaturalNano intends to aggressively seek patent protection for new developments and technologies in the United States and in strategic foreign markets, in addition to licensing-in patents to augment our development opportunities.

Research and Development

During the twelve-month period through March 2007, the Company expects to spend approximately $500,000 for capital investments relating to expansion of the research lab in Rochester, NY. Additional research and development related expenditures for this period, including employee salaries and benefits, fees for collaborative research agreements and lab testing materials, are expected to approximate $1,200,000.

During the near term the Company’s research and development focus will be in the following areas:

•	Collaboration with potential customers in major market segments to demonstrate proof of principle for specific industry applications.

•	Establishment of a research lab to produce unique processes and products at a competitive cost.

•
Building a production level process to extract, separate and categorize naturally occurring nanotubes found within halloysite clay, with an emphasis on developing strategic partnerships with a company with extensive mining expertise, to build the production capability. We believe this approach will provide both strategic partners a competitive advantage while minimizing our investment in capital expenditures.

Our plans include expanding our research efforts to continue building our intellectual property portfolio and to explore additional commercial opportunities for our technologies and the resulting materials. Our research activities may include joint research and licensing arrangements with strategic partners and other research organizations that may involve demonstration of technology effectiveness, development of new technologies, and potential licensing of complementary technologies.

Investor Relations

The Company intends to regularly communicate and re-enforce our brand awareness and corporate strategies in order to keep our shareholders, the investment community and our strategic partners informed regarding our progress in achieving our stated milestones and related discoveries. We believe our efforts to achieve widespread press exposure will help raise the scientific and investment community’s awareness of the science of nanotechnology  and increase the recognition of NaturalNano, Inc. as an innovative company. In this regard, the Company has engaged various professional firms to actively assist and advise in establishing public relations and investor relations strategies.

Financing Activities

The Company’s source of cash since inception (December 22, 2004) has been from the issuance of $4,156,000 in Convertible Bridge Notes and from inter-company advances from our principal stockholder, Technology Innovations, LLC. The Convertible Bridge Notes included a mandatory conversion feature that resulted in the issuance of 20,939,200 shares of the Company’s common stock coincident with the consummation of the Merger on November 29, 2005.

On March 31, 2005, NN Research issued a warrant to SBI USA, LLC, (“SBI”) granting SBI the right to purchase 4,500,000 shares of NN Research common stock at an exercise price of $.115 per share. On November 29, 2005, in connection with the Merger, the rights and obligations relating to the warrant were assumed by NaturalNano, Inc.

The SBI stock purchase agreement, referred to in this report, will provide significant funding for the Company’s near term needs, once this registration statement becomes effective. The estimated cash available and projected cash outflows for the twelve-month period through March 2007 are presented below. This presentation assumes all of the shares of Common Stock that may be offered under the terms of the SBI stock purchase agreement are sold.

Cash on hand at December 31, 2005	$1,718,365

Anticipated consideration from the SBI stock purchase agreement	$15,500,000

Projected cash uses for the twelve-month period ending March 2007:

Research and product development expenses	$1,200,000
Capital expenditures for research facilities	500,000
Future collaborative research & licensing agreements	800,000
General and administrative expenses including: administrative salaries and benefits, office expenses, rent expense, legal and accounting, marketing and investor relations	2,200,000
Total estimated cash outflows for the twelve-month period through March 2007	$4,700,000

NaturalNano has generated only nominal revenues to date, resulting from the sale of sample products, and is not expected to have significant recurring revenues in the near future. The Company’s ability to continue in business is dependent on obtaining sufficient financing to continue the advancement of our strategic objectives. We will continually evaluate all funding options including additional offerings of our securities to private and institutional investors and other credit facilities during the coming twelve months and in the future, as they become available.

BUSINESS

Company Business

The Company is a development stage company and is expected to remain so for at least the next twelve to twenty-four months. Our primary mission is to develop and exploit technologies in the area of nanotechnology, specifically focusing on naturally occurring nanoscale materials. Our strategy is to patent these processes and application technologies and license the associated patents to relevant industries including: polymers, plastics and composites, cosmetics and personal care products and medical and pharmaceutical device additives and coatings.

Our researchers have identified more than 200 applications within various industries as potential development opportunities which are subject to pending patents and issued patents under licensing agreements. The Company’s near term goal is focused on core technology development and application processes utilizing halloysite nanotubes. We expect to identify and develop other naturally occurring nanoscale materials in future research programs.

Our current focus is directed toward research, development, production and marketing of material and proprietary technologies in the following fields:

1.	Developing an intellectual property portfolio with state-of-the-art, proprietary processes for extracting and separating halloysite nanotubes (“HNT”™) from halloysite clay.

2.	Developing commercial applications for halloysite nanotubes, specifically for the following application areas:
•	Material additives for polymers, plastics and composites,
•	Radio frequency shielding and control,
•	Cosmetics and odor masking,
•	Absorbent materials,
•	Electronics,
•	Agricultural, and
•	Drug delivery.

3.	Engaging in business alliances with other organizations to bring our nanoscale materials to market.

Products and Technology

The Company has proprietary technology related to the extraction of halloysite nanotubes from minimally processed halloysite clay that is typically provided by a halloysite mining company. Halloysite clays differ in the concentration and physical characteristics of tubular material content. NaturalNano’s technologies are important for realizing the benefits of the nanotubular material. Classification of the halloysite nanotubes is necessary for determining the loading potential of unfilled halloysite nanotubes and determination of the resulting release characteristics of filled halloysite nanotubes. Many of the technologies related to extraction and classification of halloysite nanotubes are patent-pending and we expect to continue research in these areas which may lead to additional patent applications in the future.

Halloysite Nanotube Functionalization

Proprietary technologies include processing methods, formulations, and specific surface treatments that enable the halloysite nanotubes to be functionalized and used in a wide range of applications. The Company has rights to patented technologies as well as patents pending for a variety of unique processing methods, formulations and other surface treatment technologies. Some of these proprietary technologies are protected by trade secrets.

Various treatments may be made to the halloysite nanotubes to prepare them for use in a wide range of specific applications. Examples of these treatments include coating the outer surfaces of the nanotubes, metalizing outer and/or inner surfaces of the nanotubes, loading or filling the nanotubes with active ingredients for precise controlled release, and use of complementary technologies for further encapsulating single or multiple functionalized halloysite nanotubes. Each of these functionalization approaches may provide benefits across the multiple industries that the Company’s technologies address. Combining these technologies may present prospective customers with the potential for deriving specific application solutions from utilizing these technologies. The table below presents a high-level overview of the technologies and market segments that may benefit. Not every technology shown is applicable to every market, but this illustrates the overview of technologies and markets.

	HNT™ Extraction	HNT ™ Classification	Outer Surface Treatments	Outer Surface Metalization	Inner Surface Coatings	Inner Surface Metalization	Active Ingredient Loading	Encapsulation of Single or Multiple Functionalized HNTs™
Polymers, Plastics, Composites
Radio Frequency Shielding
Cosmetics
Odor masking
Absorbent materials
Electronics
Agriculture
Drug Delivery

The Company’s vision is to provide technologies and services for functionalizing halloysite nanotubes for use in a wide range of applications. Functionalization of these nanotubes is done by applying proprietary processes to fill or “load” the tubules with differing materials and compounds or to enable diffusion of the tubules in a given chemical mixture for specific purposes—such as an extended release of fragrances. The resulting material produced using this proprietary process is either a fine powder or a “slurry,” which is a powder suspended in a liquid. The use of powders or slurries will depend on specific customer requirements and use in their manufacturing processes.

Proprietary technologies include processing methods, formulations, and specific surface treatments that enable the halloysite nanotubes to be functionalized and used in a wide range of applications. The Company has rights to patented technologies as well as patents pending for a variety of unique processing methods, formulations and other surface treatment technologies.

Licensing Strategy

Our strategy is to license our technologies to companies, segmented by technology type and market segment. In some cases, we may also offer critical components, functionalized materials, and/or other capabilities needed to put our innovations into practice.

Our licensing strategy is to segment the market as finely as possible to maximize the royalty revenue achievable by our technology. The table above reveals a high-level overview of the potential licensing space for our technologies. Our technologies are shown across the top of the table, and potential markets are indicated on the left side of the table. Each empty box in the table is a potential licensing space, indicating a technology/product intersection. Not every technology shown is pertinent for every market, but this reveals a high-level overview of our market segmentation strategy.

We believe royalty rates, which would be either a direct royalty for technologies utilized by the manufacturer to produce products utilizing our technologies or as premium amounts in actual materials provided to a customer, are critical to the determination of our future potential revenue.

Our upfront negotiations with each customer will determine royalty rates for each market segment. Royalty rates will be dependent upon the strength of our patent coverage, the strength of the market advantage provided by our technology, the availability of other technology options to solve a particular problem, as well as whether or not we grant an exclusive or non-exclusive license. We believe it is very important to demonstrate the value that we will add to the product, and how that added value could improve our customer’s position in the market, to achieve an acceptable royalty rate.

In situations where we possess several solutions to a problem, we expect that the customer will evaluate all of our technology options to determine which solution is best and whether or not it should license all of our solutions. Those solutions that are not licensed exclusively might be licensed-in by a competitor, who can then claim a comparable advantage. Broader license grants and stronger intellectual property positions can result in higher royalty rates. To achieve higher potential royalty rates, resulting in the best long-term benefit to our shareholders. We are aggressively patenting and acquiring technology solutions in the multiple markets in which we are active.

For each potential customer with whom we enter into discussions, we identify which market segments they are interested in and which technologies they wish to license. We generally wish to see a commitment to ship a product within a certain time frame, certain annual minimum commitments, minimum royalty payments, milestone payments and an attractive royalty rate or material sale price, if the customer requirements dictate providing materials with an implicit license fee per unit of material weight.

The degree of exclusivity is also a key parameter in determining achievable license terms and royalty rates; however, the decision to license exclusively or non-exclusively is dependent upon multiple factors. Ultimately, our strategy related to exclusive versus non-exclusive licensing will be determined by market segment, and will be dependent upon market need, market fragmentation, competitive advantage market position and financial incentives offered by the potential licensees. For example, while giving one company a non-exclusive license, there remains the possibility for a second company to negotiate a "co-exclusive" license.

Processing and Manufacturing

In some instances a prospective customer may require, or we may decide for commercialization reasons, to provide them with functionalized HNTs™ as additives to their end products. In these cases, we anticipate that the functionalized HNTs™ would be provided as either a dry powder or as a colloidal suspension of nanotubes which may have additional materials as coatings or fillings. As examples, the HNTs™ may be metallized or not, unfilled or filled with any one of a number of active agents for different applications. Different end-use applications and marketing partners may require different product configurations which will need to be assessed individually.

When required, our future manufacturing would likely begin with raw or minimally processed halloysite material. We would further process this material to extract nanotubes from the surrounding minerals present in halloysite clay and then further classify the nanotubes. This refined and classified material could then be shipped to customers or a designated toll manufacturing facility in the form of a dry powder or slurry mixture. The customer’s specific requirements will determine the final form of delivery.

NaturalNano can add further value to the refined and classified nanotubes by either adding material to the surface of the nanotubes or loading within the hollow openings of the nanotubes. The resulting intermediary materials can then be shipped to customers for use in their manufacturing processes.

These powders or suspensions will be designed as an intermediate component of a finished consumer product. Typically, these materials would be incorporated with other components to produce the finished product that our marketing partner would sell, for instance providing a controlled release agent or a strengthening agent to be added to the partners existing materials or products. If requested by a customer, the Company will evaluate and select suitable manufacturing partners in each of the targeted industry segments. We would then work with each manufacturing partner to build the expertise to provide the materials, in the various required configurations.

Markets

The Company is developing technologies that we believe will provide benefits to many industry segments. Specific industries where management believes halloysite nanotubes may enhance products through controlled and extended release of active ingredients or through other treatments provided on the surfaces of the tubes include:

•	Polymers, plastics and composites
•	Cosmetics and cosmeceuticals
•	Household products
•	Electronics
•	Agricultural products
•	Drug delivery technologies

We anticipate that we will license our technology to one or more development partners who would be responsible for developing commercial products, obtaining necessary approvals, manufacturing, marketing and distributing the products. Our search for development partners is global; however, we cannot presently identify or predict the precise target markets, distribution methods or other marketing efforts of our potential development partners.

The potential market for technologies which we have under development is large. As examples, the total estimated North American market for polymers and plastics, as presented by the American Plastics Council, is approximately $300 billion in annual revenues; drug delivery technologies is estimated to be a U.S. $40 billion market. Additionally, the projected growth of the nanotechnology market has been forecasted by the National Science Foundation to grow from approximately $25 billion in 2006 to $1 trillion by 2015.

Strategic Partnerships

Leveraging strategic relationships is vital to our mission. These relationships will help us to validate and expand our technology, develop extraction and separation processes, offer insight into additional application opportunities, and develop future sales channels, among other things. The Company has entered into research agreements with several nationally recognized universities including Cornell University and Alfred University to jointly test and further develop core technologies and commercial applications for naturally occurring nanoscale materials. We will continue to seek partnering relationships with research facilities and commercial product suppliers around the world as we focus on developing new nanotechnology solution applications.

In June of 2005, NaturalNano, jointly with Nanolution, LLC (“Nanolution”), a wholly owned subsidiary of Biophan Technologies, Inc., entered into a Cooperative Research and Development Agreement (CRADA) with the Naval Research Laboratory (NRL). Under the CRADA, NaturalNano has been building upon the extensive expertise and capabilities of the NRL and several of its key researchers for the use of halloysite and lipid microtubules for controlled release agents as well as the use of metallized microtubules for electromagnetic shielding. The CRADA has provided us the ability to leverage the capabilities of our staff scientists with the world renowned facilities, data and expertise of the researchers at the Naval Research Laboratory.

Under the agreement, NaturalNano and Nanolution receive rights to certain patent-pending technologies developed jointly with the NRL that involve the use of halloysite, lipids and other materials. NaturalNano has rights to the patent-pending technologies for a variety of non-medical uses including the use and development of electromagnetic shielding materials, cosmetics applications, fragrance and odor masking applications. In addition to the rights granted under the CRADA, NaturalNano has entered into a license agreement with the NRL for rights to multiple NRL patents for these same types of applications.

Under the CRADA, Nanolution has rights to jointly developed technologies for drug elution and other medical and pharmaceutical applications.

On May 25, 2005 NN Research signed a joint research agreement with Nanolution to pursue the development of a new drug delivery application utilizing naturally occurring halloysite nanotechnologies. In connection with this agreement, the Company and Nanolution have agreed that all medical uses and inventions arising from these efforts will be owned and separately marketed by Nanolution. All purification processes and non-medical applications will be owned by NaturalNano.

We have entered into nondisclosure agreements with numerous prospective business partners and have discussed with these entities the potential for strategic relationships that could result in joint development and licensing agreements. We believe future partnering of ideas and the joint development of applications will prove to be successful in accelerating our development of new processes and product opportunities and will continue to be pursued by the Company.

Sales and Marketing

The Company intends to develop an internal direct sales group for future licensing and delivery of products and related production processes with prospective customers. At the present time, this is considered to be an important element of our overall strategy in the qualification of potential applications and opportunities with customers. As individual market segments are developed through this direct sales approach, the Company may consider the use of alternate sales and distribution methods.

We are collaborating jointly on sales, marketing and distribution with Nanolution, a wholly owned subsidiary of Biophan, which holds the worldwide exclusive rights to market the medical applications of halloysite. Biophan has been instrumental in the Company’s founding as well as in the development of the separation and characterization of nanotubes for use in numerous potential medical applications including: extended drug delivery and release and actively controlled release based on electromagnetic activation of coatings on the halloysite tubes which would allow the potential for the non-invasive activation of drug release from medical devices. Both the Company and Biophan see exciting medical uses for halloysite tubes. Nanolution’s preliminary discussions with medical device and pharmaceutical companies have indicated interest in these concept capabilities and we are proceeding to develop proof of principle prototypes for testing and evaluation.

Competition

In addition to a wide range of material additives that are currently being used in the industries targeted by the Company, the current nanomaterials market consists of approximately 200 companies globally, providing a wide variety of metal oxides and inorganic compounds. The Company expects that its future product offerings will provide new capabilities and anticipated superior performance compared to existing materials. Benefits from the use of novel nanomaterials may permit us to differentiate our product offerings from potential competitors. However, many of our current and prospective competitors are larger and have greater financial resources, which could create significant competitive advantages for those companies.

Within each of the targeted markets and product applications, the Company faces current and potential competition from many advanced material, encapsulation and chemical companies, suppliers of traditional materials and the in-house capabilities of several of its potential customers. With respect to larger producers of nanomaterials, while some of these producers do not currently offer products that directly compete with NaturalNano, these companies have greater financial and technical resources, larger research and development staffs and greater manufacturing and marketing capabilities and could soon begin to compete directly against the Company.

Patents and Trademarks

The Company has the rights to twenty issued or pending patents related to its processes and technologies and expects to continually invest in the growth of its intellectual property portfolio through in-house development of unique concepts and processes and third party licensing and joint research programs. This investment in intellectual property will include the filing of patent applications in the areas of material processing, new compositions of matter, and specific applications for use of the functionalized materials. The Company utilizes trademark protection for its current and anticipated products.

Some technologies used by the Company have been licensed in from third parties including the Company’s majority stockholder, Technology Innovations, LLC. NaturalNano expects to continue licensing-in processes and technologies that contribute to the further commercialization of naturally occurring nanomaterials.

Raw Materials

The Company has purchased from Atlas Mining Company a supply of halloysite clay, which the Company believes will be sufficient to meet the Company’s research and development needs for the coming period. Atlas Mining Company operates what is generally considered to be the largest commercial halloysite mine in the United States. NaturalNano has identified other halloysite sources that we believe are suitable as alternate suppliers of raw materials, and as such, we will not be solely dependent upon Atlas Mining Company for the supply of raw materials.

Government Regulation

We are subject to governmental regulation much like many other companies. There are still relatively few laws or regulations specifically addressing nanotechnology. As a result, the manner in which existing laws and regulations should be applied to nanotechnology in general, and how they relate to our business in particular, is unclear in many cases. We expect new laws and regulations to be adopted that may be directly applicable to our activities. Any existing or new legislation applicable to us could expose us to substantial liability, including significant expenses necessary to comply with such laws and regulations and could dampen the growth in the use of nanotechnology in general.

Employees

The Company currently employs eight full-time employees and one part-time employee. We anticipate the addition of several full-time employees within the next twelve months in connection with the expansion of our technical knowledge of these novel nanomaterials. Our evaluation of human resource needs often results in our use of experienced part-time consultants in various functional areas in lieu of the immediate hiring of full-time employees.

The Company has at its disposal a number of consulting Ph.D and postdoctoral level scientists and engineers to assist in the extraction and classification processes for halloysite nanotubes and on other applications relating to our current research projects. All of our employees have signed confidentiality agreements and we have non-compete agreements in place with our key employees.

Description of Property

We conduct our primary business operations using office space rented from Lennox Tech Enterprise Center in West Henrietta, New York. We pay a monthly fee of $4,193 for the use of office space under a lease expiring May 31, 2008 (subject to our right to terminate any time after May 31, 2006 upon 90 days notice).

In January 2006, we signed a two-year lease for approximately 2000 square feet of laboratory space in Rochester, New York. This agreement includes a one-year renewal option that expires on January 31, 2009. The annual base rent under this agreement is $30,000 plus a pro rata share of the operating expenses for each of the first two years and increases to $31,500 for the optional renewal year. We believe that these facilities will be adequate for our anticipated needs through the respective lease terms.

We believe that appropriate insurance coverage is in place and effective for these facilities and related business needs.

LEGAL PROCEEDINGS

We are not a party to any material legal proceedings and there are no material legal proceedings pending with respect to our property. We are not aware of any legal proceedings contemplated by any governmental authorities involving either us or our property. None of our directors, officers or affiliates is an adverse party in any legal proceedings involving us or our subsidiaries, or has an interest in any proceeding which is adverse to us or our subsidiaries.

MANAGEMENT

The officers and directors of NaturalNano are as follows:

Name	Age	Position
Michael L. Weiner	58	Chairman of the Board
Steven Katz	58	Director
Ross B. Kenzie	74	Director
John F. Lanzafame	38	Director
Michael D. Riedlinger	48	President and Director
Kathleen A. Browne	50	Chief Financial Officer, Treasurer and Secretary
Sarah M. Cooper	28	Chief Technology Officer

The business experience of each of the persons listed above during the past five years is as follows:

Michael L. Weiner is President, Chief Executive Officer and co-founder of Biophan Technologies, Inc. He began his career at Xerox Corporation in 1975, where he served in a variety of capacities in sales and marketing, including manager of software market expansion and manager of sales compensation planning. In 1982, he received the President’s award, the top honor at Xerox for an invention benefiting a major product line. In 1985, Mr. Weiner founded Microlytics, a Xerox spin-off company which developed technology from the Xerox Palo Alto Research Center into a suite of products, including the award-winning Word Finder Thesaurus, with licenses out to over 150 companies, including Apple, Microsoft, and Sony. Microlytics was acquired by a merger with a public company in 1990, which Mr. Weiner then headed up through 1993. In February 1999, Mr. Weiner founded Technology Innovations, LLC to develop intellectual property assets. In August 2000, Technology Innovations, LLC created a subsidiary, Biomed Solutions, LLC, to pursue certain biomedical and nanotechnology opportunities, investing in embryonic-to-seed stage innovations which generate new ventures and/or licenses. Mr. Weiner is the CEO and a director of Biophan Technologies, Inc., a medical research and development company located in West Henrietta, New York engaged in providing technology to enable implantable medical devices and interventional devices to be used safely and effectively in conjunction with Magnetic Resonance Imaging (MRI), since December 2000. Mr. Weiner serves on the Boards of Biophan Technologies, Inc., Biomed Solutions, LLC, Technology Innovations, LLC, Stem Capture, Inc., OncoVista, Inc., Myotech, LLC, TE Bio, LLC, and Nanoset, LLC,. Mr. Weiner holds seventeen U.S. patents.

Steven Katz is President of Steven Katz & Associates, Inc., a health care and technology-based management consulting firm specializing in strategic planning, corporate development, new product planning, technology licensing, and structuring and securing various forms of financing. Mr. Katz has been President of Steven Katz & Associates, Inc. since 1982. From January 2000 to October 2001 Mr. Katz was President, Chief Operating Officer and a director of Senesco Technologies, Inc., an American Stock Exchange listed company engaged in the identification and development of proprietary gene technology with application to human, animal and plant systems. From 1983 to 1984 he was a co-founder and Executive Vice President of S.K.Y. Polymers, Inc., a bio-materials company. Prior to this, Mr. Katz was Vice President and General Manager of a non-banking division of Citicorp. From 1976 to 1981 he held various senior management positions at National Patent Development Corporation, including President of three subsidiaries. Prior positions were with Revlon, Inc. (1975) and Price Waterhouse & Co. (1969 to 1974). Mr. Katz received a Bachelors of Business Administration degree in Accounting from the City College of New York in 1969. He is presently a member of the Board of Directors of Biophan Technologies, Inc., Health Systems Solutions, Inc., Nanoscience Technologies, Inc., USA Technologies, Inc., and Vivid Learning Systems, Inc. as well as several private companies.

Ross B. Kenzie currently serves on the boards of several companies including the publicly held Rand Capital Corporation and Biophan Technologies Inc. as well as many entrepreneurial ventures that are privately held, including Biomed Solutions LLC and Technology Innovations, LLC. Mr. Kenzie is a former Chairman and Chief Executive Officer of Goldome Bank, from which he retired in June 1989. He was previously Executive Vice President of Merrill Lynch & Co., in the New York worldwide headquarters, and is a former member of the Merrill Lynch & Co. Board of Directors. He is a former Director of the Federal Home Loan Bank of New York ( from 1984 to 1988) and served on the boards of the National Council of Savings Institutions (from 1982 to 1986), the Federal Reserve Bank of New York, Buffalo Branch (from 1985 to 1987), and the Savings Banks Association of New York State (from 1984 to 1987). Mr. Kenzie was a Director of Millard Fillmore Hospitals (from 1982 to 1995) and is currently Past Chairman Emeritus. He served on the Board of the Kaleida Health, Education and Research Foundation (from 1998 to 2000) and is currently on its Investment Committee. He was Director of the Health Systems Agency of Western New York (from 1988 to 1991), and was a member of the College Council of the State University College at Buffalo (from 1981 to 1998) and served as Chairman. He was a Director of the College’s Foundation and a member of its Finance Committee (from 1984 to 1998) and is currently on its Investment Committee. He served on the Council of the Burchfield-Penney Art Center (from 1990 to 2001) and the Albright Knox Art Gallery (from 1983 to 1985). He is also a member of the Board, and the Chairman of the Investment Committee of the State University at Buffalo Foundation.

John Lanzafame is Vice President for Business Development of Biophan Technologies, Inc. He has fifteen years experience in the medical device industry, with a background that includes a bachelor’s degree in chemical engineering and a master’s degree in industrial engineering.  Until early 2004, Mr. Lanzafame was employed by STS Biopolymers, Inc., a privately held medical device company that marketed high performance polymer-based coatings for the medical device industry, including drug eluting surfaces for devices such as coronary stents and indwelling catheters.  Mr. Lanzafame held a variety of positions with STS Biopolymers, including positions in research, product development, and sales and marketing, ultimately leading to his assuming the position of President of STS Biopolymers beginning in 2003.  In 2004, Mr. Lanzafame left STS Biopolymers following sale of the company to Angiotech Pharmaceuticals, and is currently Vice President, Business Development for Biophan, and President of Nanolution, Biophan’s drug delivery division.  This newly formed division was created to leverage new discoveries in the field of nanotechnology for the purposes of targeted drug delivery and highly controlled drug elution from medical devices.

Michael D. Riedlinger became President of NaturalNano in December 2004. Prior to joining NaturalNano, he was, from 2002 to 2005, President of Technology Sales and Licensing Services, a firm specializing in business development for organizations that seek new sources of revenue from licensing or selling their technical innovations to others. From 2000 to 2002, Mr. Riedlinger was Chief Executive Officer of Vitalwork, Inc., an organizational development company focused on training and corporate culture change for the telecommunications industry. From 1995 to 2000, Mr. Riedlinger was Director of Sales and Marketing at Metamor Software Solutions, a computer programming services division of Metamor Worldwide with offices in over 20 countries. From 1993 to 1995 he was Vice President of QSoft Solutions, a provider of quality management software and information to major corporations in North America. From 1986 to 1993, Mr. Riedlinger held several positions, including OEM Products Director and Director of Strategic Planning at Microlytics, Inc. Mr. Riedlinger has a MBA from the University of Rochester and a BFA from the Rochester Institute of Technology.

Kathleen A. Browne became Chief Financial Officer of NaturalNano in July 2005. For the four years prior to joining NaturalNano, Ms. Browne was the Corporate Controller and Chief Accountant of Paychex, Inc., a payroll service provider in Rochester, New York. During the period from 1996 to 2000, she served as the Vice President and Corporate Controller of W.R. Grace, a worldwide specialty chemicals manufacturer located in Boca Raton, Florida. From 1992-1996, Ms. Browne served in various financial positions for Bausch & Lomb in Rochester, New York. From 1977 to 1992, Ms. Browne was with the Rochester, New York office of Price Waterhouse. Ms. Browne holds a Bachelor of Science degree from St. John Fisher College.  She is a member of the American Institute of Certified Public Accountants and the New York State Society of CPAs.

Sarah M. Cooper has been Chief Technology Officer of NaturalNano since December 2004. Ms. Cooper has an extensive background in nanotechnology and material science. Trained as a chemical engineer, she was, prior to joining NaturalNano, a research fellow at NASA Ames Center for Nanotechnology, studying the fundamental properties of carbon nanotubes and other nanomaterials. Ms. Cooper is also a consultant to Biophan Technologies, Inc. for that company’s bio-thermal battery project. While on sabbatical from NASA in 2003, Ms. Cooper attended NJIT’s BioMEMS Summer Institute to study the potential of BioMEMS as an integration platform to scale nano-sized components into practical devices. Before going to NASA, she conducted research at Los Alamos National Lab and IDEXX Laboratories. Ms. Cooper received her BS in chemical engineering from Brown University in 2000, and is currently finishing a Ph.D in Materials Physics at the University of Sydney, expanding on her work at NASA on nanoengineered thermoelectric materials. Ms. Cooper has authored numerous scientific and professional journal articles.

Potential Conflicts of Interest

Two members of our Board of Directors, Michael L. Weiner and Ross B. Kenzie, are managers and significant equity holders of Technology Innovations, LLC, which owns approximately 53.6% of our outstanding common stock. Messrs. Weiner and Kenzie and Technology Innovations are also significant equity holders of Biomed Solutions LLC, a company engaged in the business of identifying and acquiring for exploitation technologies in the biomedical field. Further, Mr. Weiner is on the board of Nanoset, LLC, an entity owned in part by Biomed Solutions, which is engaged in the development of nanomagnetic particle coatings. Our Board includes Messrs. Weiner, Kenzie and Steven Katz all of whom are also on the Board of Biophan Technologies, Inc. Our Board also includes John Lanzafame who along with Mr. Weiner is an executive officer and manager of Nanolution, LLC, with whom we have a joint research and development agreement for the development of drug delivery and medical applications utilizing nanotechnology discoveries.

Mr. Riedlinger, Ms. Browne and Ms. Cooper and other of our employees from time to time spend a portion of their time on the business affairs of Technology Innovations, LLC and its affiliates, for which NaturalNano receives as reimbursement as a percentage of their salary and benefits. Our Board of Directors reviews this arrangement on an annual basis. Currently, Technology Innovations, LLC and its affiliates reimburse us for 50% or less of the payroll costs of these individuals. The Board of Directors does not believe that any conflicts of interest arise as a result of this policy and will continue to monitor this policy on an ongoing basis.

Because of the nature of our business and the business of these other entities, the relationships of all of the members of our Board of Directors with these other entities may give rise to conflicts of interest with respect to certain matters affecting us. Potential conflicts may not be resolved in a manner that is favorable to us. We believe it is not possible to predict the precise circumstances under which future potential conflicts may arise and therefore intend to address potential conflicts on a case-by-case basis. Under Nevada law, directors have a fiduciary duty to act in good faith and with a view to the best interests of the corporation.

Our independent directors will make all determinations and decisions relating to issues involving Technology Innovations, LLC and affiliates that have been described above, without the vote of either Mr. Weiner or Mr. Kenzie. In addition, the Board continually acts to ensure that Mr. Weiner and Mr. Kenzie discharge their obligations to NaturalNano in accordance with their fiduciary duties to the Company.

The Board and Committees of the Board

The standing committees of the Board are the Audit Committee and the Compensation Committee. The Board does not currently have a nominating committee and has not established specific procedures for selecting candidates for director. However, directors are currently nominated by a majority vote of the Board. There is also no established procedure for shareholder communications with members of the Board or the Board as a whole. However, shareholders may communicate with the investor relations department of the Company and such communications are either responded to immediately or are referred to the president or chief financial officer of the Company for a response.

Audit Committee. The Audit Committee is currently composed of Messrs Katz (Chairman), and Kenzie. The responsibilities of the Audit Committee are more fully set forth in the Audit Committee Charter which the Board adopted in December 2005. The Audit Committee Charter has been posted on our website at www.naturalnano.com. The Audit Committee reviews with the independent accountants the results of the audit engagement, approves professional services provided by the accountants including the scope of non-audit services, if any, and reviews the adequacy of our internal accounting controls. The Board has determined that Messrs. Katz and Kenzie meet the qualifications as “audit committee financial experts”.

Compensation Committee. The Compensation Committee is composed of Messrs Kenzie (Chairman), Weiner and Katz. The responsibilities of the Compensation Committee are more fully set forth in the Compensation Committee Charter which the Board adopted in December 2005. The Compensation Committee Charter has been posted on our website at www.naturalnano.com.

Compensation of the Board

Directors who are also our employees do not receive additional compensation for serving on the Board or its committees. Non-employee directors, for their services as directors, are paid an annual fee of $8,000. Mr. Katz receives an additional $5,000 annually for serving as the Chairman of the Audit Committee. Otherwise, no additional compensation is paid to any director for serving as a member of any committee of the Board. In addition, non-employee directors receive option grants under our Stock Option Plan. All directors are reimbursed for their reasonable expenses incurred in attending all board meetings. We maintain directors and officers liability insurance.

Code of Ethics

The Company has adopted a Code of Ethics for Senior Executive and Financial Officers that is applicable to our principal executive officer and principal financial officer and can be viewed on our website www.naturalnano.com.

Limitation on Liability and Indemnification of Directors and Officers

Our articles of incorporation provide that no director or officer shall have any liability to the Company if the person acted in good faith and with the same degree of care and skill as a prudent person in similar circumstances.

Our articles of incorporation and bylaws provide that we will indemnify our directors and officers and may indemnify our employees or agents to the fullest extent permitted by law against liabilities and expenses incurred in connection with litigation in which they may be involved because of their offices. However, nothing in our articles of incorporation or bylaws protects or indemnifies a director, officer, employee or agent against any liability to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office. To the extent that a director has been successful in defense of any proceeding, the Nevada Revised Business Corporations Act provides that he or she shall be indemnified against reasonable expenses incurred in connection with the proceeding.

Scientific Advisory Board

The Company’s Scientific Advisory Board is a significant source of technical and scientific expertise and is an integral part of the NaturalNano team. The advisory board’s purpose is to inform and guide our management on relevant nanotechnology research, development, validation and evaluation in the global marketplace. The advisory board includes experts in a broad range of scientific disciplines including materials science, nanocomposites, plastics and polymers, cosmetics, pharmaceutical, and other related nanotechnologies.

The members of our Scientific Advisory Board serve without fixed cash compensation but are each entitled to receive 30,000 stock options (on a post split basis) that are subject to vesting as follows: 10,000 options vesting on December 31, 2005 and 20,000 options vesting on December 31, 2006 provided that the option holder remains on the Scientific Advisory Board through these vesting dates.

The members of the NaturalNano Scientific Advisory Board are:

Robert Corkery, Ph.D., YKI, Ytkemiska Institute AB-Institute for Surface Chemistry, Stockholm

Dr. Corkery is globally recognized as a key physical chemistry and materials science problem solver. He has been granted patents in nanozeolite chemical technology and porous materials technology with four patents pending in materials science technology. Dr. Corkery is the Area Manager for Nanostructured Materials at the YKI, Institute for Surface Chemistry in Stockholm, Sweden, one of the leading surface chemistry institutes in the world. Dr. Corkery’s research is aimed at technical understanding and breakthrough, new materials discovery and industrial innovation in the areas of nano and bio-nanotechnologies. He was formerly a research scientist with The Procter & Gamble Company and was leader of the company’s corporate colloid laboratory and was responsible for developing nanostructure, biomembrane and complex fluid technologies. Dr. Corkery received his Bachelor of Science degree in Geology and Geophysics from the Australian National University as well as his Ph.D. in Physical and Materials Science where he was devoted entirely to nanotech and included extensive experimental and theoretical work on nanostructured clays, including halloysite. Dr. Corkery carried out postdoctoral research at the Australian National University as well as at the University of Lund in Sweden.

Emmanuel P. Giannelis, Ph.D., Cornell University

Dr. Giannelis is internationally recognized as a pioneer and one of the leading experts in polymer nanocomposites. He is the Walter R. Reed Professor of Engineering and Director of Materials Science and Engineering at Cornell University. He is also a member of the Fields of Chemistry and Chemical Biology and Chemical and Biomolecular Engineering at Cornell. His research interests range from synthesis of new nanostructured materials to characterization and property evaluation and include polymer nanocomposites, nanocomposite electrolytes, nanobiohybrids and nanofluids. Dr. Giannelis has served on the editorial boards of Chemistry of Materials and Macromolecules and currently serves on the editorial boards of Polymer and Small. He is the author or co-author of over 135 papers and 9 patents and is listed as one of the top 25 cited authors on Nanotechnology and a Highly-Cited Author in Materials Science by Thompson Scientific (formerly Thompson ISI), an information provider to researchers and scholars. He received a Bachelor of Science degree in Chemistry from the University of Athens, Greece and a Ph.D in Inorganic Chemistry from Michigan State University.

Raymond Kurzweil, Kurzweil Technologies, Inc.

Dr. Kurzweil has been described as “the restless genius” by the Wall Street Journal and “the ultimate thinking machine” by Forbes. In addition, Inc. magazine recently ranked him #8 among entrepreneurs in the United States calling him the “rightful heir to Thomas Edison,” and PBS included Dr. Kurzweil as one of 16 “revolutionaries who made America.” Dr. Kurzweil is the recipient of the $500,000 MIT-Lemelson Prize, the world's largest prize for innovation. In 1999, he received the National Medal of Technology, the United States’ highest honor in technology. In 2002, he was inducted into the National Inventor's Hall of Fame established by the US Patent Office. As one of the leading inventors of our time, Dr. Kurzweil has worked in such areas as music synthesis, speech and character recognition, reading technology, virtual reality and cybernetic art. He was the principal developer of the first omni-font optical character recognition, the first print-to-speech reading machine for the blind, the first CCD flat-bed scanner, the first text-to-speech synthesizer, the first music synthesizer capable of recreating the grand piano and other orchestral instruments, and the first commercially marketed large-vocabulary speech recognition.

Limitation on Liability and Indemnification of Directors and Officers

Under Nevada Revised Statutes Section 78.138, a director or officer is generally not individually liable to the corporation or its shareholders for any damages as a result of any act or failure to act in his capacity as a director or officer, unless it is proven that:

•	his act or failure to act constituted a breach of his fiduciary duties as a director or officer; and

•	his breach of those duties involved intentional misconduct, fraud or a knowing violation of law.

This provision is intended to afford directors and officers protection against and to limit their potential liability for monetary damages resulting from suits alleging a breach of the duty of care by a director or officer. As a consequence of this provision, stockholders of NaturalNano will be unable to recover monetary damages against directors or officers for action taken by them that may constitute negligence or gross negligence in performance of their duties unless such conduct falls within one of the foregoing exceptions. The provision, however, does not alter the applicable standards governing a director’s or officer’s fiduciary duty and does not eliminate or limit the right of NaturalNano or any stockholder to obtain an injunction or any other type of non-monetary relief in the event of a breach of fiduciary duty.

As permitted by Nevada law, the Company’s By-Laws include a provision which provides for indemnification of a director or officer by us against expenses, judgments, fines and amounts paid in settlement of claims against the director or officer arising from the fact that he was an officer or director, provided that the director or officer acted in good faith and in a manner he or she believed to be in or not opposed to our best interests. NaturalNano has purchased insurance under a policy that insures both NaturalNano and its officers and directors against exposure and liability normally insured against under such policies, including exposure on the indemnities described above. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Executive Compensation

NN Research was incorporated on December 22, 2004 and did not have any employees for the fiscal year ended December 31, 2004. The table set forth below summarizes the compensation paid to our named executive officers during 2005.

SUMMARY COMPENSATION TABLE

		Annual Compensation		Long Term Compensation
Name / Position	Year	Salary	Bonus	Restricted Stock Awards	Securities Underlying Options / SAR (post split)
Michael D. Riedlinger President	2005	$122,007	$10,000	none	3,000,000
Kathleen A. Browne CFO	2005	$85,489	none	none	800,000
Sarah M. Cooper CTO	2005	$40,580	$7,000	none	600,000
Edward F. Cowle Former CEO	2005	$6,425	none	none	none

Columnar information required by Item 402(a) (2) of Regulation SB has been omitted for categories where there has been no compensation awarded to, or paid to, the named executive officers required to be reported in the table during fiscal years 2003 through 2005.

Stock Options

On September 23, 2005, the Board of Directors adopted the NaturalNano, Inc. 2005 Stock Option Plan (“the Plan.”) The Plan provides for incentive and non-qualified stock options to employees, the grant of non-qualified options to selected consultants and to directors and advisory board members. The Plan is administered by the Compensation Committee of the Board of Directors and authorizes the grant of 14,000,000 post split shares. The Compensation Committee determines the employees and consultants who participate under the Plan, the terms and conditions of options, the option price, the vesting schedule of options and other terms and conditions of the options granted pursuant thereto. As of December 31, 2005 the Company had granted 9,900,000 shares of common stock under the option plan and 9,810,000 were outstanding.

The following table summarizes information concerning stock options granted to the named executive officers during the fiscal year ended December 31, 2005:

Name	Number of securities underlying options/SARs granted (#)	Percent of total options/SARs granted to employees in fiscal year	Exercise or base price ($/Share)	Expiration Date

Michael D. Riedlinger	3,000,000	64.33%	$ 0.05	3/1/2015
Kathleen A. Browne	800,000	17.16%	$ 0.05	7/1/2015
Sarah M. Cooper	600,000	12.87%	$ 0.05	3/1-10/1/2015
Edward F. Cowle	0	0

No named executive officer exercised options in the fiscal year ended December 31, 2005. The following table presents the number and values of exercisable and unexercisable options presented on a post-split basis, at December 31, 2005:

Name	Shares acquired on exercise	Value realized	Number of Securities underlying unexercised options/SARs at FY-end (#) Exercisable/Unexercisable	Value of unexercised in-the-money options/SARs at FY-end ($) Exercisable/Unexercisable

Michael D. Riedlinger	none	--	1,000,000/2,000,000	$1,020,000/$2,040,000
Kathleen A. Browne	none	--	266,666/533,334	$271,999/$544,001
Sarah M. Cooper	none	--	200,000/400,000	$204,000/$408,000
Edward F. Cowle	none	--	none	none

Employment Agreements

Each of Michael D. Riedlinger, President; Kathleen A. Browne, Chief Financial Officer, Secretary and Treasurer; and Sarah M. Cooper, Chief Technology Officer have entered into employment agreements with NaturalNano. These employment agreements are terminable by either the Company or the employee upon 90 days notice or by the Company for cause (as defined in their employment agreement) or upon the death or disability of the employee.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
AND MANAGEMENT

The following table sets forth certain information as of March 31, 2006 with respect to beneficial ownership of our common stock by each stockholder known by us to be the beneficial owner of more than 5% of our common stock and by each of our directors and executive officers and by all of the directors and executive officers as a group. Unless otherwise indicated, the address of each of the persons below is c/o NaturalNano, Inc., 150 Lucius Gordon Drive, Suite 115, West Henrietta, New York 14586. Unless otherwise indicated in the footnotes, shares are owned of record and beneficially by the person. For purposes of the following table, a person is deemed to be the beneficial owner of any shares of common stock (a) over which the person has or shares, directly or indirectly, voting or investment power, or (b) of which the person has a right to acquire beneficial ownership at any time within 60 days after March 31, 2006. “Voting power” is the power to vote or direct the voting of shares and “investment power” includes the power to dispose or direct the disposition of shares.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned (1)		Percent of Class(2)

Directors and Executive Officers:
Steven Katz	200,000		*
Ross B. Kenzie	0		0%
John F. Lanzafame	366,668		*
Michael L. Weiner	65,692,194	(3)	53.7%
Michael D. Riedlinger	2,000,000		1.6%

Kathleen A. Browne	400,000		*
Sarah M. Cooper	400,000		*
All Directors and Executive Officers as a group (7 persons)	69,058,862		55.0%

Other 5% Beneficial Owners:
Technology Innovations, LLC 150 Lucius Gordon Drive, Suite 117 West Henrietta, NY 14586	65,425,526	(4)	53.6%

Jeffrey Smith 3564 Thorndale Road Pasadena, CA 91107	10,997,584		9.1%

NanoVentures, LLC P.O. Box 268 Derby, NY 14047	9,185,000		7.6%

*	Less than 1%
1)	Except as may be set forth below, the persons named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them.
2)
Applicable percentage of ownership is based on 121,474,740 shares outstanding at March 31, 2006 together with applicable options for the listed stockholder above. Shares subject to options currently exercisable or exercisable within 60 days are included in the number of shares beneficially owned and are deemed outstanding for purposes of computing the percentage ownership of the person holding such options, but are not deemed outstanding for computing the percentage of any other stockholder.

3)
Includes 64,925,526 shares and 500,000 options held by or issuable to Technology Innovations, LLC, of which Mr. Weiner is a member and manager. Mr. Weiner disclaims beneficial ownership of the shares held by Technology Innovations, LLC except to the extent of his beneficial ownership of a membership interest in Technology Innovations, LLC.

4)	Includes 500,000 shares issuable pursuant to currently exercisable options.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Registration Rights Agreement and Other Registration Obligations
NN Research entered into a Registration Rights Agreement on December 22, 2004 with Technology Innovations LLC, our principal stockholder which holds 64,925,526 shares of our common stock. We assumed NN Research’s obligations under the Registration Rights Agreement in connection with the Merger. Under the Registration Rights Agreement, we are required to use our reasonable best efforts to prepare and file with the SEC, and to cause to be declared effective, a registration statement on an appropriate form pursuant to the Securities Act of 1933 to permit the offer and resale by Technology Innovations, LLC of the shares held by it. We are obligated to keep such registration statement effective for a period of one year after it first becomes effective. All expenses incident to the performance of our obligations under the Registration Rights Agreement, including all registration fees and expenses, will be borne by the Company.

Following the Merger, on November 29, 2005, we issued to SBI USA, LLC a warrant for the purchase of 4,500,000 post split shares of our common stock, in exchange for a warrant which had been issued to SBI by NN Research and which was converted and rights assumed pursuant to the Merger Agreement. Under the warrant, if we determine to register any shares of our common stock under the Securities Act of 1933 in connection with a public offering of our common stock (other than under an employee benefit plan or in connection with a merger or similar transaction), we are required to include in such registration any shares of our common stock issuable to SBI under the warrant (or in certain other specified transactions). We have agreed to bear all expenses incurred by us or by SBI in connection with such registration.

In the Subscription Agreement pursuant to which NN Research issued the Convertible Notes that were converted, at the effective time of the Merger, into an aggregate of 20,939,200 post split shares of our common stock, NN Research agreed to use its best efforts to include the securities issued upon conversion of such Convertible Notes in any registration statement filed by NN Research under the Securities Act of 1933 in connection with a public offering of its common stock (other than under an employee benefit plan or in connection with a merger or similar transaction) for its own account or for the account of others. In the Merger Agreement, we assumed the obligations of NN Research with respect to such registration rights. All expenses incident to the performance of our obligations, including all registration fees and expenses, will be borne by the Company.

Description of Securities

The following summary is a description of our common stock and certain provisions of our Articles of Incorporation, Bylaws and Nevada law.

General

Our authorized capital consists of 200,000,000 shares of common stock and 10,000,000 shares of preferred stock both with par value $.001 per share.

Common Stock

As of March 31, 2006, we had 121,474,740 shares of common stock outstanding. Each share of our common stock is entitled to one vote at all meetings of our stockholders. Our stockholders are not permitted to cumulate votes in the election of directors. All shares of our common stock are equal to each other with respect to liquidation rights and dividend rights. There are no preemptive rights to purchase any additional shares of our common stock. In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to receive, on a pro rata basis, all of our assets remaining after satisfaction of all liabilities and preferences of outstanding preferred stock, if any. Neither our Articles of Incorporation nor our Bylaws contain any provisions which limit or restrict the ability of another person to take over our company.

Options and Warrants

As of December 31, 2005, we had outstanding options to purchase an aggregate of 9,810,000 shares of our common stock pursuant to our 2005 Stock Option Plan. The exercise price for these options is $0.05 per share. These options are held by directors, officers, key employees and consultants. As of December 31, 2005 options to purchase 4,940,000 shares were available for exercise.

As of December 31, 2005 we also had outstanding warrants to purchase an additional 4,500,000 shares of our common stock. The exercise price for these warrants is $0.115 per share.

Certain Statutory Provisions of the Nevada Revised Statutes

Sections 78.411 through 78.444 of the Nevada Revised Statutes provide, in general, that a stockholder acquiring more than 10% of the outstanding voting shares of a publicly-held Nevada corporation subject to the statutes (Interested Stockholder) may not engage in certain “Combinations” with the corporation for a period of three years subsequent to the date on which the stockholder became an Interested Stockholder.

Section 78.416 defines the term “Combination” to encompass a wide variety of transactions with or caused by an Interested Stockholder in which the Interested Stockholder receives or could receive a benefit on other than a pro rata basis with other stockholders, including mergers, certain asset sales, certain issuances of additional shares to the Interested Stockholder or transactions in which the Interested Stockholder receives certain other benefits.

These provisions could have the effect of delaying, deferring or preventing a change of control of our company. Our stockholders, by adopting an amendment to our Articles of Incorporation or Bylaws, may elect not to be governed by these provisions. Neither our Articles of Incorporation nor Bylaws currently excludes us from these restrictions.

The Nevada Revised Statutes permit a corporation to indemnify its directors and officers against expenses, judgments, fines and amounts paid in settlement in cases brought against the director or officer in his capacity as such, provided the director or officer acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation. The exceptions include a breach of the director’s duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or knowing a violation of law, and improper personal benefit. Our Bylaws contain a provision implementing this statute.

Transfer Agent

The transfer agent for our common stock is Interstate Transfer Company, 6084 South 900 East, Suit # 101, Salt Lake City, Utah.

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of a substantial number of shares of our common stock in the public market could adversely affect market prices prevailing from time to time. Under the terms of this offering, the shares of common stock offered may be resold without restriction or further registration under the Securities Act of 1933, except that any shares purchased by our “affiliates,” as that term is defined under the Securities Act, may generally only be sold in compliance with Rule 144 under the Securities Act.

Sale of Restricted Shares

Certain shares of our outstanding common stock were issued and sold by us in private transactions in reliance upon exemptions from registration under the Securities Act and have not been registered for resale. Additional shares may be issued pursuant to outstanding warrants and options. Such shares may be sold only pursuant to an effective registration statement filed by us or an applicable exemption, including the exemption contained in Rule 144 promulgated under the Securities Act.

In general, under Rule 144 as currently in effect, a shareholder may sell shares of common stock after at least one year has elapsed since such shares were acquired from us or our affiliate. The number of shares of common stock which may be sold within any three-month period is limited to the greater of: (i) one percent of our then outstanding common stock, or (ii) the average weekly trading volume in our common stock during the four calendar weeks preceding the date on which notice of such sale was filed under Rule 144. Certain other requirements of Rule 144 concerning availability of public information, manner of sale and notice of sale must also be satisfied. In addition, a shareholder who is not our affiliate, who has not been our affiliate for 90 days prior to the sale, and who has beneficially owned shares acquired from us or our affiliate for over two years may resell the shares of common stock without compliance with many of the foregoing requirements under Rule 144.

Selling Stockholders

The securities being offered hereunder are being offered by the selling stockholders identified below. The selling stockholders may from time to time offer and sell pursuant to this prospectus up to an aggregate of 43,342,446 shares of our common stock.

Each selling stockholder may from time to time offer and sell any or all of its shares that are registered under this prospectus. Because neither selling stockholder is obligated to sell its shares, and because the selling stockholders may also acquire publicly traded shares of our common stock, we cannot estimate how many shares each selling stockholder will own after the offering.

All expenses incurred with respect to the registration of the common stock covered by this prospectus will be borne by us, but we will not be obligated to pay any underwriting fees, discounts, commissions or other expenses incurred by any selling stockholder in connection with its sale of shares.

The following table sets forth, with respect to each selling stockholder (i) the number of shares of common stock beneficially owned as of March 31, 2006 and prior to the offering contemplated hereby, (ii) the maximum number of shares of common stock which may be sold by the selling stockholder under this prospectus, and (iii) the number of shares of common stock which will be owned after the offering by the selling stockholder.

	Prior to Offering (1)			After Offering (1)
Name	Shares	Percent	Shares Offered	Shares	Percent

SBI Brightline XIII, LLC (2) (3)	13,800,000	9.8%	10,500,000	3,300,000	2.3%
SBI USA, LLC (2)	4,500,000	3.3%	4,500,000,	0	0%
Technology Innovations, LLC (4)	65,925,526	48.0%	17,231,379	48,694,147	35.4%
Michael Allen	50,000	*	12,500	37,500	*
George W. Anstadt & Nancy J. Anstadt Jtwros	125,000	*	31,250	93,750	*
John K. Best and Kathleen S. Best Jtwros	50,000	*	12,500	37,500	*
Cameron Computers, Inc.	25,000	*	6,250	18,750	*
James Cantin	80,000	*	20,000	60,000	*
Ronald P. Caputo	150,000	*	37,500	112,500	*
Martin J. Cohen & Ruth V. Cohen	100,000	*	25,000	75,000	*
Janet K. Cooper	62,500	*	15,625	46,875	*
Jared A. Davis	1,000,000	*	250,000	750,000	*
Robert J. Damico	125,000	*	31,250	93,750	*
Paul DeCarolis	125,000	*	31,250	93,750	*

	Prior to Offering (1)			After Offering (1)
Name	Shares	Percent	Shares Offered	Shares	Percent

Steve M. Dubnik	125,000	*	31,250	93,750	*
Timothy J. Eggert	50,000	*	12,500	37,500	*
John Gantert	150,000	*	37,500	112,500	*
Brad H. Gouldthorpe	50,000	*	12,500	37,500	*
Robert B. Greene	50,000	*	12,500	37,500	*
Andrew G. Gross Jr.	125,000	*	31,250	93,750	*
Hedgeco Holdings Corp.	150,000	*	37,500	112,500	*
Preston T. Henderson	50,000	*	12,500	37,500	*
Michael D. Hohlbein	10,000	*	2,500	7,500	*
Scott N. Hurlbert & Andrea A. Hurlbert Jtwros	125,000	*	31,250	93,750	*
The Guenter H. Jaensch Revocable Living Trust	100,000	*	25,000	75,000	*
Charles L. Johnson	62,500	*	15,625	46,875	*
David M. Kleinman	125,000	*	31,250	93,750	*
John F. Lanzafame	100,000	*	25,000	75,000	*
Gary Lauchert	25,000	*	6,250	18,750	*
John J. Lauchert Jr., and Mary Lou Lauchert	25,000	*	6,250	18,750	*
Charles J. Least, Jr.	50,000	*	12,500	37,500	*
R. Wayne LeChase	150,000	*	37,500	112,500	*
Vernon C. Masters	25,000	*	6,250	18,750	*
Daniel J. Morrow	125,000	*	31,250	93,750	*
Bradley J. Myers and Bonnie S. Myers Jtwros	500,000	*	125,000	375,000	*
NanoVentures LLC MKM, LLC	9,185,000	6.7%	2,296,250	6,888,750	5.0%
Stanley M. Pillman	500,000	*	125,000	375,000	*

	Prior to Offering (1)			After Offering (1)
Name	Shares	Percent	Shares Offered	Shares	Percent

Joseph H. Popolow	125,000	*	31,250	93,750	*
Richard D. Richmond	125,000	*	31,250	93,750	*
Spencer Z. Rosero	125,000	*	31,250	93,750	*
John Sack	80,000	*	20,000	60,000	*
Christine Scheible	50,000	*	12,500	37,500	*
The Schimmoeller Family Revocable Living Trust	25,000	*	6,250	18,750	*
James B. Scodellaro	20,000	*	5,000	15,000	*
Charles Selleck	50,000	*	12,500	37,500	*
J. David Siebert	250,000	*	62,500	187,500	*
Sydor Instruments, LLC	50,000	*	12,500	37,500	*
James M. Sydor	50,000	*	12,500	37,500	*
Gregory W. Teren	150,000	*	37,500	112,500	*
The Frank W. Terrizzi Trust	1,500,006	1.1%	375,002	1,125,004	*
The Julia Ann Terrizzi Trust	150,000	*	37,500	112,500	*
Richard Tschauder	125,000	*	31,250	93,750	*
Robert Tuite	125,000	*	31,250	93,750	*
Wayne Van Newkirk	80,000	*	20,000	60,000	*
Joseph A. Viola	25,000	*	6,250	18,750	*
Richard Wilbert	250,000	*	62,500	187,500	*
Janice D. Wilson	50,000	*	12,500	37,500	*
BF Holding GmbH	1,559,700	1.1%	389,925	1,169,775	*
Nanostart Investments AG	2,599,500	1.9%	649,875	1,949,625	1.4%
William H. Bachmann & Roberta G. Bachmann Jtwros	25,000	*	6,250	18,750	*
Plastech Consulting, Inc.	50,000	*	12,500	37,500	*
Gokulnath Sulur	50,000	*	12,500	37,500	*

	Prior to Offering (1)			After Offering (1)
Name	Shares	Percent	Shares Offered	Shares	Percent

Sarah Black	2,638,430	1.9%	659,608	1,978,823	1.4%
AMTR, LLC	4,491,938	3.3%	1,122,985	3,368,953	2.5%
4000 Madison Holdings , LLC	439,032	*	109,758	329,274	*
Andrea Weiner	449,194	*	112,299	336,896	*
Mauri Weiner	898,388	*	224,597	673,791	*
Rachel K. King	898,388	*	224,597	673,791	*
Mary K. Mahley	898,388	*	224,597	673,791	*
Nancy Gage Wemett	518,710	*	129,678	389,032	*
Rick Jones	575,000	*	143,750	431,250	*
Jeffrey Smith	10,997,584	8.0%	2,749,396	8,248,188	6.0%
Richard Saul Wurman & Gloria Nagy Wurman	200,000	*	50,000	150,000	*

For purposes of this table, we have assumed that each selling stockholder will sell in this offering all shares covered by this prospectus.

*	Less than 1%.
(1)
Based on 121,474,740 shares outstanding as of March 31, 2006. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment powers with respect to shares. Shares subject to options, warrants and other convertibility within 60 days after March 31, 2006 are included in the number of shares beneficially owned and are deemed outstanding for purposes of computing the percentage of beneficial ownership of the person holding such options, warrants or other derivatives, but are not deemed outstanding for computing the percentage of any other stockholder.

(2)	SBI Brightline XIII, LLC is a California limited company owned Shelly Singhal. SBI USA, LLC is an affiliated company of SBI Brightline XIII, LLC.
(3)
Assumes the sale to SBI Brightline XIII, LLC of all the shares issuable pursuant to the March 30, 2006 Stock Purchase Agreement as well as the 3,300,000 warrants issued to SBI on March 30, 2006 and the 4,500,000 warrants issued to SBI USA, LLC on March 31, 2005.

(4)
Michael L. Weiner, one of our board members, is the manager and, indirectly, the owner of approximately 42.74% of an outstanding equity interest in Technology Innovations, LLC. The balance of the ownership interests in Technology Innovations, LLC are held directly or indirectly by 28 individuals, family partnerships and trusts, one of which is an affiliate of Ross Kenzie. Mr. Weiner and Ross Kenzie, also a member of our board, make up the Technology Innovations, LLC Board of Members. Technology Innovations, LLC is a New York limited liability company.

Plan of Distribution

General

Shares of common stock offered through this prospectus may be sold from time to time by the selling stockholders, including their transferees, pledgees, donees or successors. The shares may be sold directly or, alternatively, through underwriters, broker-dealers or agents. If the shares are sold through underwriters, broker-dealers or agents, the applicable selling stockholder will be responsible for underwriting discounts or commissions or agents’ commissions. Shares may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. Sales may be effected in transactions (which may involve block transactions) (i) in the over-the-counter market, (ii) on any securities exchange or quotation service on which the shares may be listed or quoted at the time of sale, (iii) in transactions otherwise than in the over-the-counter market or on such exchanges or services, or (iv) through the writing of options.

The selling stockholders may enter into hedging transactions with respect to our shares with broker-dealers, which may in turn engage in short sales of the shares in the course of hedging positions they assume. The selling stockholders may also sell our common stock short and deliver shares to close out short positions, or loan or pledge shares to broker-dealers that in turn may sell such securities. Material amounts of short selling of our common stock could contribute to progressive declines in the trading price of our common stock

Each selling stockholder will act independently from us in making decisions with respect to the manner, timing, price and size of each sale. The selling stockholders may sell the shares in any manner permitted by law, including one or more of the following:

•
a block trade in which a broker-dealer engaged by a selling stockholder will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by such broker-dealer for its account under this prospectus;

•	an over-the-counter distribution in accordance with the rules of the OTC Bulletin Board;

•	ordinary brokerage transactions in which the broker solicits purchasers; and

•	privately negotiated transactions.

In the event that the sale of any shares covered by this prospectus qualifies for an exemption from the registration requirements of the Securities Act, such shares may be sold pursuant to that exemption rather than pursuant to this prospectus.

Use of Underwriters, Brokers, Dealers or Agents

If a selling stockholder effects sales of shares through underwriters, brokers, dealers or agents, such underwriters, brokers, dealers or agents may receive compensation in the form of discounts, concessions or commissions from the selling stockholder or commissions from purchasers of common stock for whom they may act as agent (which discounts, concessions or commissions as to particular underwriters, brokers, dealers or agents may be in excess of those customary in the types of transactions involved). Any brokers, dealers or agents that participate in the distribution of the shares may be deemed to be underwriters, and any profit on the sale of common stock by them and any discounts, concessions or commissions received by any such underwriters, brokers, dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act.

If a selling stockholder sells shares through an underwriter, broker, dealer or agent, the selling stockholder may agree to indemnify such underwriter, broker, dealer or agent against certain liabilities arising from such sale, including liabilities arising under the Securities Act. We have been informed by each selling stockholder that there are no existing arrangements between it and any underwriter, broker, dealer or agent relating to the distribution of the shares.

Stock Purchase Agreement with SBI

On March 30, 2006, we entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) between us SBI Brightline, LLC XIII, a California limited liability company (“SBI”). Pursuant to the Stock Purchase Agreement SBI is obligated to purchase, on the dates we elect, up to 10,500,000 shares of our Common Stock for an aggregate purchase price of $15,500,000. The shares are to be sold in five tranches (the first tranche consisting of 2,500,000 shares and the other four tranches consisting of 2,000,000 shares each) at increasing per share purchase prices ranging from $1.20 to $1.75 (for a weighted average price of $1.47 per share) as follows:

	Number of Shares	Purchase Price per Share
Tranche 1	2,500,000 shares	$1.20
Tranche 2	2,000,000 shares	$1.35
Tranche 3	2,000,000 shares	$1.50
Tranche 4	2,000,000 shares	$1.65
Tranche 5	2,000,000 shares	$1.75

Except for the requirement to sell the tranches in order and the requirement that the resale of the shares be registered as described below, there is no limitation on when we may require SBI to purchase the shares included in any tranche. We are not obligated to sell any shares to SBI unless and until we make an election to do so. SBI is not obligated to purchase shares pursuant to the Stock Purchase Agreement unless the resale of the shares by SBI is covered by an effective registration statement under the Securities Act of 1933.

We expect to exercise our right to sell shares to SBI when and as we deem necessary to fund our ongoing business operations and development activities, based on our cash requirements, revenues from operations, third party research support, licenses and potential strategic investments, and the availability of debt or equity financing from other sources on more favorable terms.

In connection with the Stock Purchase Agreement, on March 30, 2006 we issued to SBI a Warrant for the purchase of up to 3,300,000 shares of our Common Stock at exercise prices ranging from $1.20 to $1.75. The Warrant expires on March 29, 2008, and may be exercised only if, and to the extent, that the tranches of shares covered by the Stock Purchase Agreement are issued and sold to SBI. The Warrant may be exercised with respect to 785,715 shares (at an exercise price of $1.20 per share) upon the completion of the sale of the first tranche under the Stock Purchase Agreement and with respect to additional tranches of 628,572 shares each (at exercise prices ranging from $1.35 to $1.75) upon completion of each successive tranche. The Warrant may not be exercised if and to the extent that immediately following such exercise the holder thereof would beneficially own 5% or more of our outstanding Common Stock. The Warrant may be exercised in cash or by cashless exercise (involving the surrender of a portion of the Warrant (valued at the then-current market price of our Common Stock) in lieu of cash payment.

Treatment of SBI as Statutory Underwriter

 SBI is a statutory underwriter within the meaning of the Securities Act of 1933 in connection with its resale of shares pursuant to this prospectus. We will not receive any of the proceeds from the resale of shares, although we will receive the consideration payable by SBI for the shares at the time we sell the shares to SBI pursuant to the stock purchase agreement.

SBI will purchase shares from us under the stock purchase agreement at fixed prices. The difference between what SBI pays to us for the shares and the amount for which SBI sells the shares may be viewed as underwriting discounts or commissions. Because we do not know when or the price at which SBI will sell the shares, it is not possible to quantify these potential discounts or commissions.

We have advised SBI that it is subject to the applicable provisions of the Securities Exchange Act of 1934, including without limitation, Rule 10b-5 and Regulation M thereunder. Under Regulation M, SBI, its affiliates and anyone participating in a distribution of the shares may not bid for, purchase, or attempt to induce any person to bid for or purchase, shares of our common stock while SBI is distributing shares covered by this prospectus.

Registration Obligations

The selling stockholders have each agreed to comply with applicable state and federal securities laws and the rules and regulations promulgated thereunder in connection with its sale of the shares. Each selling stockholder will pay all commissions and its own expenses, if any, associated with the sale of the shares, other than the expenses associated with preparing this prospectus and the registration statement of which it is a part. We have agreed to indemnify the selling stockholders against certain liabilities including liabilities under the Securities Act and each selling stockholder has agreed to indemnify us against certain liabilities including liabilities under the Securities Act.

LEGAL MATTERS

The validity of the issuance of the common stock offered hereby will be passed upon for us by Nixon Peabody LLP, Boston, Massachusetts.

EXPERTS

The financial statements appearing in this prospectus have been audited by Goldstein Golub Kessler LLP, Certified Public Accountants, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

NaturalNano files current, quarterly and annual reports with the SEC on forms 8-K, 10-QSB and 10-KSB. NaturalNano has filed with the SEC under the Securities Act of 1933 a registration statement on Form SB-2 with respect to the shares being offered in this offering. This prospectus does not contain all of the information set forth in the registration statement, certain items are omitted in accordance with the rules and regulations of the SEC. The omitted information may be inspected and copied at the Public Reference Room maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can obtain information about operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov. Copies of such material can be obtained from the public reference section of the SEC at prescribed rates. Statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement are not necessarily complete and in each instance reference is made to the copy of the document filed as an exhibit to the registration statement, each statement made in this prospectus relating to such documents being qualified in all respect by such reference.

For further information with respect to NaturalNano and the securities being offered hereby, reference is hereby made to the registration statement, including the exhibits thereto and the financial statements, notes, and schedules filed as a part thereof.

FINANCIAL STATEMENTS

NATURALNANO, INC.
(A Development Stage Company)
CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

NaturalNano, Inc.

We have audited the accompanying consolidated balance sheets of NaturalNano, Inc. (a development stage company) (an entity controlled by Technology Innovations, LLC) as of December 31, 2005 and 2004, and the related consolidated statements of operations, stockholders’ equity and cash flows for the year ended December 31, 2005 and for the period from December 22, 2004 (inception) to December 31, 2004 and the cumulative amounts from inception to December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NaturalNano, Inc. as of December 31, 2005 and 2004 and the results of its operations and its cash flows for the year ended December 31, 2005 and for the period from December 22, 2004 (inception) to December 31, 2004 and the cumulative amounts from inception to December 31, 2005 in conformity with United States generally accepted accounting principles.

/s/ GOLDSTEIN GOLUB KESSLER LLP
New York, New York

February 8, 2006

NaturalNano, Inc.
(A Development Stage Company)

CONSOLIDATED BALANCE SHEET

	December 31,	December 31,
	2005	2004

Assets
Current assets:
Cash and cash equivalents	$1,718,365
Prepaid halloysite materials	249,650	$125,000
Other current assets	34,704
Due from related parties	40,748
Total current assets	2,043,467	125,000

Atlas Mining warrant	270,000
License	314,000
Property and equipment, net	34,752
Total Assets	$2,662,219	$125,000

Liabilities and Stockholders' Equity

Liabilities
Current liabilities:
Accounts payable	$24,093
Accrued payroll	73,164
Accrued expenses	238,316
Due to related parties		$32,336
Total current liabilities	335,573	32,336

Other liability	28,500
Total Liabilities	364,073	32,336

Stockholders’ Equity
Preferred Stock - no par value, 10,000,000 shares authorized, no shares issued Common stock - $.001 par value Authorized 200,000,000 shares (a) Issued and outstanding 121,074,740 and 20,000,000 shares, respectively	121,075	20,000
Additional paid in capital (a)	4,829,563	80,000
Deficit accumulated in the development stage	(2,652,492)	(7,336)
Total stockholders' equity	2,298,146	92,664
Total liabilities and stockholders' equity	$2,662,219	$125,000

(a) Retroactively adjusted to reflect the recapitalization on November 29, 2005.

See notes to financial statements

NaturalNano, Inc.
(A Development Stage Company)

CONSOLIDATED STATEMENT OF OPERATIONS

	For the twelve months ending December 31, 2005	From inception December 22, 2004 through December 31, 2004	From inception December 22, 2004 through December 31, 2005

Income:

Sample revenue	$500		$500

Operating expenses:

Research and development (a)	565,254	$5,000	570,254
General and administrative (b)	2,184,537	2,336	2,186,873
	2,749,791	7,336	2,757,127

Loss from Operations	(2,749,291)	(7,336)	(2,756,627)

Other income:
Interest income, net	14,135		14,135
Investment income	90,000		90,000
	104,135		104,135

Net loss	$(2,645,156)	$(7,336)	$(2,652,492)

Loss per common share - basic and diluted (c)	$(0.03)	$(0.00)

Weighted average shares outstanding (c)	101,575,332	20,000,000

(a)	Research and development expense includes options issued as stock-based compensation of $73,652.
(b)	General and administrative expense includes options issued as stock-based compensation of $133,646.
(c)	Retroactively adjusted to reflect the two-for-one stock split effective February 8, 2006.

See notes to financial statements

NaturalNano, Inc.
(A Development Stage Company)

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY
Period from December 22, 2004 (inception) to December 31, 2005

	Common Stock		Additional Paid-in	Deficit Accumulated during the Development	Stockholders’ Equity
December 22, 2004	Shares (a)	Amount (a)	Capital (a)	Stage
20,000,000 shares issued for cash @ $.001 per share	20,000,000	$20,000	$180,000		$200,000
Retro-active adjustment for two-for-one stock split			(100,000)		(100,000)

Net loss from inception through December 31, 2004				$(7,336)	(7,336)
Balance at December 31, 2004	20,000,000	20,000	80,000	(7,336)	92,664

Warrant issued for 4,500,000 shares of common stock for services			225,000		225,000

Grant of common stock for services @ $0.20 per share	74,700	75	14,865		14,940

Grant of common stock for services @ $0.835 per share	40,000	40	33,360		33,400

Grant of common stock forservices @ $1.07 per share	200,000	200	213,800		214,000

Vesting of 3,473,332 stock options for services:
@ $0.05 per share			192,916		192,916
@ $0.2976 per share			14,382		14,382

Recapitalization on November 29, 2005	100,760,040	100,760	4,055,240		4,156,000

Net loss for twelve months ending December 31, 2005				(2,645,156)	(2,645,156)

Balance at December 31, 2005	121,074,740	$121,075	$4,829,563	$(2,652,492)	$2,298,146

(a) Retroactively adjusted to reflect the following; (i) the two-for-one stock split effective February 8, 2006 and (ii) the effect of the recapitalization on November 29, 2005.

See notes to financial statements

NaturalNano, Inc.
(A Development Stage Company)

CONSOLIDATED STATEMENT OF CASH FLOWS

	For the twelve months ending December 31, 2005	From inception December 22, 2004 through December 31, 2004	From inception December 22, 2004 through December 31, 2005

Cash flows from operating activities:

Net loss	$(2,645,156)	$(7,336)	$(2,652,492)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	4,748		4,748
Issuance of warrant for services	225,000		225,000
Issuance of common stock for services	262,340		262,340
Grant of stock options for services	207,298		207,298
Change in market value of Atlas Mining warrant	(90,000)		(90,000)
Receipt of Atlas Mining warrant	(180,000)		(180,000)
Changes in operating assets and liabilities:
(Increase) in prepaid halloysite materials	(124,650)	(125,000)	(249,650)
(Increase) in other current assets	(34,704)		(34,704)
Increase in accounts payable, accrued payroll and accrued expenses	335,573		335,573
Increase in other liability	28,500		28,500
Net cash used in operating activities	(2,011,051)	(132,336)	(2,143,387)

Net cash used in investing activities :
Purchase of property and equipment	(39,500)		(39,500)
Purchase of license	(314,000)		(314,000)
Net cash used in investing activities	(353,500)		(353,500)

Cash flows from financing activities:
Advances from related parties	409,451	32,336	441,787
Repayment of advances from related parties	(482,535)		(482,535)
Issuance of convertible notes	4,156,000		4,156,000
Issuance of common stock		100,000	100,000
Net cash provided by financing activities	4,082,916	132,336	4,215,252

Change in cash and cash equivalents and balance at end of period	$1,718,365	0	$1,718,365

Noncash investing activity:
Receipt of Atlas Mining warrant	$180,000		$180,000

See notes to financial statements

NaturalNano, Inc.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005

1.	PRINCIPAL BUSINESS ACTIVITY AND SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The consolidated financial statements include the accounts of NaturalNano, Inc. (“NaturalNano”), a Nevada corporation, and its wholly owned subsidiary NaturalNano Research Inc. (“NN Research”) a Delaware corporation. All significant inter-company accounts and transactions have been eliminated in consolidation.

Description of the Business

NaturalNano (the “Company”), located in West Henrietta, New York, is a development stage company engaged in the discovery, refinement and commercialization of naturally occurring nanoscale materials. The Company’s current activities are directed toward research, development, production and marketing of its proprietary technologies relating to the extraction and separation of nanotubes from halloysite clay and the development of related commercial applications for:

•	material additives for polymers, plastics and composites
•	cosmetics and other personal care products
•	absorbent materials; and
•	pharmaceutical and medical device additives.

NaturalNano is in the development stage and is expected to remain so for at least the next twelve months. The Company has generated only nominal revenue, resulting from the sale of sample products, since its inception and is not expected to have any significant recurring revenues in the near future. The Company’s ability to continue in business is dependent upon obtaining sufficient financing or attaining profitable operations.

NaturalNano is domiciled in the state of Nevada as a result of the merger with Cementitious Materials, Inc. which was completed on November 29, 2005.

Cash Equivalents

Cash equivalents consist of money market securities with a maturity of three months or less when purchased. Cash equivalents are stated at cost plus accrued interest, which approximates market value.

Concentration of Credit Risk

The Company maintains cash in bank deposit accounts which, at times, exceed federally insured limits. The Company has not experienced any losses on these accounts.

Liquidity

As shown in the accompanying financial statements, the Company has incurred a loss from operations and negative cash flows from operations. During 2005, the Company’s growth was funded through a combination of convertible debt from private investors and cash advances from its majority shareholder Technology Innovations, LLC. The Company expects that it will need to raise additional capital to accomplish its business objectives in 2006. The Company will continually evaluate all funding options including additional offerings of its securities to private and institutional investors and other credit facilities as they become available. There can be no assurance as to the availability or terms upon which such financing alternatives might be available.

NaturalNano, Inc.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005

Research and Development

Research and development costs are expensed in the period the expenditures are incurred. Capital assets acquired in support of research and development are capitalized and depreciated over their estimated useful life and related depreciation expense is included in research and development expense.

Intangible Assets

Licenses are initially measured and recorded based on their fair market value at the date of their acquisition. The Company evaluates the recoverability of identifiable intangibles whenever events or changes in circumstances indicate that an intangible asset’s carrying value may not be recoverable. Such circumstances could include, but are not limited to, a significant decrease in market value of the asset or a significant adverse change in the extent or manner in which an asset is used. The evaluation of potential asset impairment requires significant judgments about future cash flows over the life of the asset under evaluation and actual future results may differ from assumed and estimated amounts.

Property and Equipment

Property and equipment, at cost, consists of the following:

		Useful Life

Furniture and office equipment	$26,079	5 years
Computers and software	13,421	3 years
	39,500
Less accumulated depreciation	(4,748)

Property and equipment, net	$34,752

Depreciation of property and equipment is provided on a straight-line basis over the estimated useful lives of the related assets.

Costs of internally developed intellectual property rights with indeterminate lives are expensed as incurred.

Deferred Taxes

Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates expected to apply when the differences are expected to be realized. A valuation allowance is recognized if it is anticipated that some or all of the deferred tax asset may not be realized.

Loss Per Share

Basic loss per common share is computed by dividing net loss by the weighted-average number of shares of common stock outstanding during the period. Diluted loss per common share gives effect to dilutive options and warrants outstanding during the period. Shares to be issued upon the exercise of the outstanding options and warrants are not included in the computation of diluted loss per share as their effect is anti-dilutive. There were 14,310,000 post split shares underlying outstanding options and warrants which have been excluded from the calculation at December 31, 2005.

NaturalNano, Inc.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates by management. Actual results could differ from these estimates.

Stock Split

On January 27, 2006, the Company amended its Restated Articles of Incorporation to increase the number of authorized shares of our common stock, par value $0.001 per share, from 100 million shares to 200 million shares. This amendment increased the number of issued and outstanding shares of its common shares held by each stockholder of record as of February 8, 2006. The $0.001 par value was not changed as a result of this action.

For accounting purposes, this board action has been treated as a two-for-one stock split of common stock effected in the form of a stock dividend to holders of record on February 8, 2006. Accordingly, all references to numbers of shares and to per share information in the consolidated financial statements have been adjusted to reflect the stock split on a retroactive basis.

Stock Options

The Company has elected to apply Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its stock options issued to employees (intrinsic value) and has adopted the disclosure-only provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock-Based Compensation. Had the Company elected to recognize compensation cost based on the fair value of the options granted at the grant date as prescribed by SFAS No. 123, the Company’s net loss and loss per common share for the twelve-month period ending December 31, 2005 would have been as follows:

Net loss as reported	$(2,645,156)
Deduct: Total stock-based employee compensation expense determined under fair-value-based method for all awards, net of related tax effects	(198,036)

Pro Forma net loss	$(2,843,192)

Basic and diluted loss per share as reported	$(0.03)
Basic and diluted loss per share pro forma	$(0.03)

The Company’s assumptions used to calculate the fair values of options re-issued as a result of the merger with Cementitious Materials, Inc. (“Cementitious”), which occurred on November 29, 2005, were as follows: (i) risk-free interest rate of 4.578%, (ii) expected life of the options of 4.9 years, (iii) expected stock price volatility of 90.48%, and (iv) expected dividends of zero.

NaturalNano, Inc.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005

Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123 (revised 2004),”Share-Based Payment” (“SFAS No. 123R”), which replaces SFAS No. 123 and supersedes APB No. 25. SFAS No. 123R requires that compensation cost relating to share-based payment transactions be recognized in financial statements based on alternative fair value models. The pronouncement requires that the cost of share-based compensation be measured based on the fair value of the equity or liability instruments issued. Per APB No. 25, compensation expense was recognized only to the extent the fair value of common stock exceeded the stock option exercise price at the measurement date. The pro forma disclosures previously permitted under SFAS No. 123 will no longer be an alternative to financial statement recognition. SFAS No. 123R requires the benefits of tax deductions in excess of recognized compensation cost be reported as a financing cash flow item.

The SEC delayed the effective date for implementation of SFAS No. 123R to the first fiscal year beginning after June 15, 2005. The Company will adopt SFAS No. 123R effective January 1, 2006.

Management does not believe that any other recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.

2.	COOPERATIVE RESEARCH AGREEMENTS

The Company has cooperative research and development agreements with three universities and an independent laboratory to jointly test and further develop commercial applications for naturally occurring nanomaterials. These agreements generally cover shared research personnel and facilities for a period of twelve to twenty-four months with termination provisions requiring 30 days advance written notice. These agreements are subject to confidentiality clauses and include provisions relating to the ownership and the right to use any jointly developed intellectual property. Minimum future payments required under these agreements are as follows:

For the year ending December 31, 2006	$62,569

3.	RELATED PARTY RESEARCH AGREEMENT

On May 25, 2005, the Company entered into a joint research agreement with Nanolution, LLC, a wholly owned subsidiary of Biophan Technologies, Inc. (“BTI”). BTI is related to the Company’s majority shareholder, Technology Innovations, LLC, through common ownership. This agreement covers the exchange of ideas in support of a new drug delivery capability. NaturalNano has secured the mineral rights and is developing the separation capabilities needed to support this drug delivery application. The term of this agreement shall continue until the desired technology becomes commercially viable or until mutually terminated by both parties.

All medical uses and inventions that arise as a result of this agreement will be owned by Nanolution, LLC and all purification processes for raw halloysite and non-medical applications will be owned by the Company.

NaturalNano, Inc.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005

4.	LICENSE AGREEMENT WITH TECHNOLOGY INNOVATIONS, LLC

On April 27, 2005, the Company entered into an exclusive, field of use limited license agreement (the “License Agreement”) with its majority shareholder, Technology Innovations, LLC. This agreement grants the Company an exclusive world-wide license to make, use and sell the products developed under these patents. The License Agreement covers several patent applications and provisional patents owned by Technology Innovations LLC that will expire at various future dates. The Company also has the right to grant sublicenses to third parties under the agreement.

Future minimum royalty payments of $6,250 per quarter are required under the terms of this agreement, commencing in the calendar quarter that the first patent is issued.

5.	LICENSE AGREEMENT

On December 31, 2005, the Company entered into a licensing agreement for the rights to a patented technology in the field of electronics shielding. This license agreement calls for royalties and revenue sharing upon NaturalNano’s sale of licensed products utilizing this technology or in instances of sublicense agreements. The license agreement includes $12,500 in minimum quarterly royalty payments beginning in the first quarter of 2010, annual reporting of progress made on product development and various confidentiality elements. This agreement shall remain in effect until the expiration date of the last-to-expire related patent that is cited in the agreement, which is currently projected to be in fiscal year 2014.

In consideration for the rights granted to NaturalNano under this agreement, the Company paid $100,000 in cash and issued 200,000 shares (on a post-split basis) of common stock valued at $1.07 per share upon execution of this agreement. If during the eight-month period ending August 31, 2006, the licensor has not realized at least $150,000 in net consideration from the sale of these shares, the licensor shall have the right to payment by the Company for any shortfall.

The license was recorded as a non-current asset at December 31, 2005 and will be amortized on a straight line basis over an estimated useful life of nine years ending in fiscal year 2014. The related amortization expense for this license agreement is $34,900 annually for each twelve-month period beginning in fiscal 2006. Future royalty payments resulting from this agreement will be expensed as incurred.

6.	TRANSACTIONS WITH ATLAS MINING COMPANY

On December 29, 2004, the Company contracted with Atlas Mining Company (OTC BB: ALMI) in Utah for the purchase of 500 tons of processed halloysite nanotubes. The Company paid $250,000 to a designated distributor of Atlas Mining with an additional $100,000 payable when commercial shipments in excess of $250,000 are achieved. As additional consideration, NaturalNano will pay 10% of the resale cash proceeds received from unaffiliated third parties in instances where the purchase price is in excess of $700 per ton up to a maximum of $2,000 per ton.

Payments made by the Company in accordance with this agreement are presented as prepaid expenses and will be recorded as inventory upon receipt of the processed nanotubes. Operating expenses are recognized in the period the nanotubules are used in the development of proprietary applications and processes or as customer shipments are made.

NaturalNano, Inc.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005

On January 28, 2005, NaturalNano was issued a two-year warrant for the right to acquire 750,000 shares of Atlas Mining common stock at $.40 per share. This warrant expires two years from the original issue date which will be January 28, 2007. Neither the warrant nor the shares of common stock issuable upon exercise have been registered under the Securities Act of 1933 and, as such, are not readily available for sale or transfer in the public markets. The fair value of this asset on January 28, 2005 and at December 31, 2005 was estimated at $180,000 and $270,000, respectively. The warrant was recorded as a non-current asset at January 28, 2005 with an offsetting liability included in accrued expenses. The liability is being amortized over the two-year period commencing January 28, 2005 and reflects the Company’s commitment to future research and development efforts which are expected to benefit both NaturalNano and Atlas Mining. During 2005, $90,000 of this liability has been offset against research and development expenses in the accompanying statements of operations. At December 31, 2005, the remaining liability, included in accrued expenses, is $90,000.

At December 31, 2005, the warrant was marked-to-market at $270,000 with the change in fair market value recorded as investment income.

7.	INCOME TAXES

As of December 31, 2005, the Company had a net operating loss carryforward, for federal income tax purposes, of approximately $2,652,500. The Company recorded a deferred income tax asset for the tax effect of the net operating loss carryforward of approximately $902,000. In recognition of the uncertainty regarding the ultimate amount of income tax benefits to be derived, the Company has recorded a full valuation allowance at December 31, 2005.

8.	STOCKHOLDERS’ EQUITY

On November 29, 2005, the Company completed a recapitalization as a result of the reverse merger with Cementitious Materials, Inc. (a public shell company). Under the merger agreement, the Company merged into a newly formed subsidiary of Cementitious with NaturalNano, Inc. being the surviving entity. The components of the recapitalization are presented below on a post stock split basis.

	Common Shares	Common Stock	Additional Paid In Capital	Accumulated Deficit	Stockholders’ Equity
CMI equity outstanding at November 29, 2005	9,982,084	$9,982	$357,483	$(367,465)	$0
Cancellation of NN shares as of November 29, 2005	(20,000,000)	(20,000)	(80,000)		(100,000)
Issuance of new shares to NN shareholders	89,838,756	89,839	10,161		100,000
Issuance of new shares to convertible debt holders	20,939,200	20,939	4,135,061		4,156,000
Elimination of CMI accumulated deficit			(367,465)	367,465	0
Recapitalization	100,760,040	$100,760	$4,055,240	$0	$4,156,000

NaturalNano, Inc.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005

In connection with the merger, Technology Innovations, LLC, the Company’s majority stockholder exchanged each of its outstanding shares for 4.4919378 (pre-split) shares of Cementitious stock for an aggregate of 89,838,756 shares (on a post-split basis). Each of the Company’s previously outstanding options and warrants were cancelled and replaced with the same number of options and warrants of Cementitious with rights to acquire common stock at economic and contractual terms consistent with the rights as defined in the original NaturalNano option and warrant agreements. The original options were not modified to accelerate vesting or extend the term of the new options.

The Company received $225,000 in financial consulting services from SBI USA, LLC for which payment was satisfied through the issuance of 4,500,000 post-split common stock warrants. These warrants have an exercise price of $0.115 per share (on a post-split basis) were fully vested as of the March 31, 2005 issuance date and had an original expiration date of March 31, 2006. The expiration date of this instrument was extended to March 31, 2007.

The consulting expenses relating to this warrant are included in general and administrative expenses in the accompanying statements of operations. None of these warrants had been exercised as of December 31, 2005. Neither these warrants nor the common stock issuable upon exercise of the warrants, have been registered under the Securities Act of 1933.

9.	STOCK-BASED COMPENSATION PLAN

The Company has a stock option plan (the “Plan”) which provides for the granting of nonqualified or incentive stock options (“ISO”) to officers, key employees, non-employee directors and consultants. The Plan authorizes the granting of options to acquire up to 14,000,000 (post-split) common shares. ISO grants under the Plan are exercisable at the market value of the Company’s stock on the date of the grant. Nonqualified options under the Plan are exercisable at amounts determined by the Board. All options under the Plan are exercisable at times as determined by the Board, not to exceed 10 years from the date of grant. Additionally, the Plan provides for the granting of restricted stock to officers and key employees.

During 2005, the Company’s Board of Directors granted stock options at fair market value, which was estimated by the Board of Directors at $0.05 per share (on a post-split basis) on the date of the grant, to purchase 9,900,000 (post-split) shares of the Company’s common stock at $0.05 (on a post-split basis) per share. These stock options were re-issued, in connection with the merger with Cementitious on November 29, 2005, without modification to the original terms and conditions. The weighted-average fair value of the re-issued stock options, on November 29, 2005, determined using the Black- Scholes valuation method was $0.2976 (on a post-split basis) per option. During 2005, a total of 90,000 (post-split) shares previously issued option grants were forfeited resulting in 9,810,000 (post-split) options outstanding December 31, 2005 with 4,940,000 (post-split) options exercisable as of the end of the year.

During 2005, the Company granted 4,436,666 (post-split) stock options to non-employees of which 3,473,332 were vested as of December 31, 2005. The fair value of the stock options granted to non-employees has been recorded as expense of $207,298 in the accompanying statement of operations.

NaturalNano, Inc.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005

10.	CONVERTIBLE BRIDGE NOTES

As a result of the merger on November 29, 2005, $4,156,000 in Convertible Bridge Notes (the “Notes”) were converted into 20,939,200 post-split shares of the Company’s common stock. These notes included a mandatory conversion feature whereby $800,000 in debt was converted into 4,159,200 common shares and $3,356,000 in debt was converted into 16,780,000 shares of common stock in connection with the Cementitious Materials, Inc. merger which was completed on November 29, 2005.

The Notes included an accrued interest provision of 8% per annum, generally beginning six months after the date of issuance. No interest was accrued or paid on these notes since all of this outstanding debt was satisfied with the conversion into common stock coincident with the merger.

11.	LEASE OBLIGATION

On May 13, 2005, the Company entered into an operating lease agreement for office space expiring May 31, 2008. At any time after May 31, 2006, the Company may terminate the lease upon ninety days prior written notice to the landlord. On January 17, 2006, the Company entered into an operating lease agreement, expiring in 2009, for approximately 2000 square feet in connection with the establishment of a research lab in Rochester, New York. The Company is also responsible for a pro rata allocation of the operating costs of this facility, to be assessed annually by the landlord. Following are the minimum future payments under these lease agreements:

For each of the years ending December 31:

2006	$83,807
2007	89,369
2008	57,372

$230,548

12.	LINE OF CREDIT AND PROMISSORY NOTE WITH TECHNOLOGY INNOVATIONS LLC

On December 29, 2004 the Company entered into a Line of Credit Agreement and a Promissory Note with its majority shareholder, Technology Innovations, LLC. This Line of Credit allowed for borrowings of up to $500,000 for working capital purposes and included an interest rate of 8% per annum. This agreement expired on December 31, 2005.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24. Indemnification of Directors and Officers.

Under Nevada Revised Statutes Section 78.138, a director or officer is generally not individually liable to the corporation or its shareholders for any damages as a result of any act or failure to act in his capacity as a director or officer, unless it is proven that:

•	his act or failure to act constituted a breach of his fiduciary duties as a director or officer; and

•	his breach of those duties involved intentional misconduct, fraud or a knowing violation of law.

This provision is intended to afford directors and officers protection against and to limit their potential liability for monetary damages resulting from suits alleging a breach of the duty of care by a director or officer. As a consequence of this provision, stockholders of NaturalNano will be unable to recover monetary damages against directors or officers for action taken by them that may constitute negligence or gross negligence in the performance of their duties unless such conduct falls within one of the foregoing exceptions. The provision, however, does not alter the applicable standards governing a director’s or officer’s fiduciary duty and does not eliminate or limit the right of NaturalNano or any stockholder to obtain an injunction or any other type of non-monetary relief in the event of a breach of fiduciary duty.

As permitted by Nevada law, NaturalNano’s By-Laws include a provision which provides for indemnification of a director or officer by NaturalNano against expenses, judgments, fines and amounts paid in settlement of claims against the director or officer arising from the fact that he was a director or officer, provided that the director or officer acted in good faith and in a manner he believed to be in or not opposed to the best interests of NaturalNano. NaturalNano has purchased insurance under a policy that insures both NaturalNano and its officers and directors against exposure and liability normally insured against under such policies, including exposure on the indemnities described above.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Item 25. Other Expenses of Issuance and Distribution.

SEC registration fee	$8,500
Printing and engraving expenses	1,000
Legal and accounting fees and expenses	70,000
Total	$79,500

All amounts in the above table are estimated except the SEC registration fee. None of the expenses will be paid by the selling stockholders.

Item 26. Recent Sales of Unregistered Securities.

On November 29, 2005, pursuant to an Agreement and Plan of Merger, dated as of September 26, 2005 (the “Merger Agreement”) by and among Cementitious Materials, Inc., a Nevada corporation, (the “Company”), Cementitious Acquisitions, Inc., a Nevada corporation and wholly-owned subsidiary of the Company (“Merger Sub”), and NaturalNano, Inc., a Delaware corporation now known as NaturalNano Research, Inc. (“NN Research”), Merger Sub was merged with and into NN Research, with NN Research surviving as a wholly-owned subsidiary of the Company (the “Merger”). Immediately following the Merger, the Company changed its name to “NaturalNano, Inc.” Pursuant to the Merger Agreement, we issued 89,838,756 shares of our authorized but previously unissued common stock to the stockholders of NN Research in exchange for all of the issued and outstanding common stock of NN Research and an additional 20,939,200 shares of our authorized but previously unissued common stock in consideration for the conversion of certain outstanding NN Research convertible debt. We also issued options and warrants for the purchase of an aggregate of 14,400,000 shares of our common stock to the holders of outstanding NN Research options and warrants, in consideration of the cancellation of such options and warrants. All such issuances were made without registration under the Securities Act of in reliance on the exemption provided in Section 4(2) of such Act.

On February 2, 2006 we issued an aggregate of 314,700 post-split shares of our common stock to three entities in transactions exempt from the registration requirements of the Securities Act of 1933 pursuant to Section 4 (2) of such Act. We issued 40,000 post-split shares to High Technology of Rochester, Inc., our landlord, in consideration for certain leasehold improvements to our office facilities. We issued 74,700 post-split shares to Medienimpuls GmbH as payment for consulting services valued at $14,940. We issued 200,000 post-split shares to Ambit Corporation in connection with the license of certain patented technology in the field of electronic shielding.

On March 30, 2006, in connection with the SBI Stock Purchase Agreement, we issued to SBI a two-year warrant for the purchase of up to 3,300,000 shares of our common stock in a transaction exempt from the registration requirements of the Securities Act of 1933 pursuant to Section 4(2) of such Act.

Item 27. Exhibits.

Exhibit Number	Description
2.1	Agreement and Plan of Merger among NaturalNano, Inc., Cementitious Materials, Inc. and Cementitious Acquisitions, Inc. (1)
3.1	Restated Articles of Incorporation (2)
3.2	Certificate of Change to Articles of Incorporation (3)
3.3	By laws (4)
4.1	NaturalNano, Inc. 2005 Incentive Stock Plan (5)
4.2	Form of Non-Qualified Stock Option Agreement (2)
4.3	Registration Rights Agreement dated as of December 22, 2004 between NaturalNano, Inc. and Technology Innovations, LLC (2)
4.4	Form of Subscription Agreement for the Purchase of Convertible Notes of NaturalNano, Inc. (2)
4.5	Warrant issued to SBI USA, LLC (6)
10.1
License Agreement between Technology Innovations, LLC and NaturalNano, Inc. dated as of April 27, 2005 (filed in redacted form pursuant to a request for confidential treatment filed separately with the Securities and Exchange Commission) (2)

10.2	Joint Research Agreement between Nanolution, LLC and NaturalNano Inc. dated as of May 25, 2005 (2)
10.3	Employment Letter of Michael Riedlinger and Amendment No. 1 thereto # (2)
10.4	Employment Letter of Kathleen A. Browne and Amendment No. 1 thereto # (2)
10.5	Employment Letter of Sarah Cooper # (2)
10.6	Line of Credit Agreement dated as of December 29, 2004 between NaturalNano, Inc. and Technology Innovations, LLC (6)
10.7	Stock Purchase Agreement dated March 30, 2006 between NaturalNano, Inc. and SBI Brightline XIII, LLC (7)
10.8	Warrant for 3,300,000 shares of Common Stock issued to SBI Brightline, LLC (8)
14.1	Code of ethics for CEO and senior financial officer (6)
21.1	Subsidiaries (6)
23.1	Consent of Goldstein Golub Kessler LLP *
23.3	Consent of Nixon Peabody LLP **
24.1	Power of Attorney ***

*	Filed herewith
**	To be filed by amendment
***	Included on Signature Page
#	May be deemed a compensatory plan or arrangement
1.	Incorporated by reference to Exhibit 2.1 to Current Report on Form 8-K dated September 26, 2005
2.	Incorporated by reference to similarly numbered Exhibit to Current Report on Form 8-K dated November 29, 2005
3.	Incorporated by reference to Exhibit 3.1 to Current Report on Form 8-K dated January 27, 2006
4.	Incorporated by reference to Exhibit 3.2 to Form 10-SB filed July 2002
5.	Incorporated by reference to Appendix C to Information Statement on Schedule 14C filed November 29, 2005.
6.	Incorporated by reference to similarly numbered Exhibit to Form 10-KSB for the fiscal year ended December 31, 2005.
7.	Incorporated by reference to Exhibit 4.1 to Current Report on Form 8-K dated March 30, 2006.
8.	Incorporated by reference to Exhibit 4.2 to Current Report on Form 8-K dated March 30, 2006.

Item 28. Undertakings.

The undersigned registrant hereby undertakes that:

(1) It will file, during any period in which it offers or sells securities, a post-effective amendment to this Registration Statement to:

(i) Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) Reflect in the prospectus any facts or events arising after the effective date of the Registration Statement which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

(iii) Include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

(2) For the purpose of determining any liability under the Securities Act of 1933, treat each such post-effective amendment as a new registration statement relating to the securities offered therein, and the offering of such securities at that time to be the initial bona fide offering thereof; and

(3) It will remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this Form SB-2 and has authorized this Form SB-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of West Henrietta, State of New York on April 5, 2006.

NATURALNANO, INC.

By:	/s/ Michael D. Riedlinger
Michael D. Riedlinger, President

POWER OF ATTORNEY

We, the undersigned officers and directors of NaturalNano, Inc., hereby severally constitute and appoint Michael D. Riedlinger and Kathleen A. Browne, and each of them singly, our true and lawful attorneys with full power to them, and each of them singly, to sign for us and in our names in the capacities indicated below, the registration statement of Form SB-2 filed herewith and any and all subsequent amendments to said registration statement, and generally to do all such things in our names and on our behalf in our capacities as officers and directors to enable NaturalNano, Inc. to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission, hereby ratifying the confirming our signatures as they may be signed by our said attorneys, or any of them, to said registration statement and any and all amendments thereto.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

\s\ Michael D. Riedlinger	President and Director	April 5, 2006
Michael D. Riedlinger	(Principal Executive Officer)

\s\ Kathleen A. Browne	Chief Financial Officer,	April 5, 2006
Kathleen A. Browne	Secretary and Treasurer
(Principal Financial Officer and
Principal Accounting Officer)

\s\ Steven Katz	Director	April 5, 2006
Steven Katz

\s\ Ross Kenzie	Director	April 5, 2006
Ross Kenzie

\s\ John Lanzafame	Director	April 5, 2006
John Lanzafame

\s\ Michael L. Weiner	Director	April 5, 2006
Michael L. Weiner